Manulife Financial

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Manulife Financial Corporation
Second Quarter Report to Shareholders

Six months ended June 30, 2013

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Insurance Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
(3%)
1,001
422
447
132
596
295
146
155
929
358
399
172
619
233
243
143
929
261
534
134
2Q12
3Q12
4Q12
1Q13
2Q13

- 2Q13 insurance sales of $929 million, down 3% versus 2Q12:
  - Asia sales declined 31% due to a run up in sales in advance of tax changes and pricing actions to improve margins in 2Q12. Excluding non-recurring items, sales increased by 6%
  - Canadian sales increased 19%, largely driven by a single large case in Group Benefits
  - U.S. sales were in-line with prior year, but reflected an improved product mix

Wealth Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
+60%
8,548
1,398
2,440
4,710
8,229
1,084
2,314
4,831
10,439
2,114
2,507
5,818
12,423
2,478
2,886
7,059
13,718
3,100
3,085
7,533
2Q12
3Q12
4Q12
1Q13
2Q13

- 2Q13 record wealth sales of $13.7 billion, up 60% versus 2Q12:
  - Record Asia wealth sales, up 129% with double digit growth in all territories
  - Canadian sales up 26% as mutual fund sales more than doubled, offsetting lower new bank loan volumes at Manulife Bank
  - U.S. wealth sales up 58% as mutual fund sales more than doubled, more than offsetting lower annuity and 401(k) sales

MLI's[4] Regulatory Capital Ratio

Minimum Continuing Capital and Surplus Requirements Ratio (MCCSR) (%)

213
204
211
217
222
2Q12
3Q12
4Q12
1Q13
2Q13

- MLI ended 2Q13 with an MCCSR ratio of 222%, up 5 points from 1Q13, largely reflecting:
  - Favourable impact on higher interest rates on required capital
  - Preferred share issuance

Total Invested Assets

C$231.9 B

Fixed Income & Other
Alternative Long-Duration Assets
Public Equities
Private Placement Debt 9%
Securitized MBS/ABS 1%
Mortgages 16%
Cash & Short-Term Securities 6%
Policy Loans 3%
Bank Loans 1%
Other 1%
Other Alternative Long-Duration Assets 4%
Government Bonds 23%
Corporate Bonds 26%
Public Equities 6%
Real Estate 4%

- Diversified, high quality portfolio:
  - 86% of the total portfolio is Fixed Income, of which 96% is Investment Grade
  - 8% Alternative Long-Duration Assets, including Real Estate; well diversified by asset class and geography; majority of assets are managed in-house
  - 6% Public Equities, diversified by industry and geography, primarily backing participating or pass-through liabilities

Equity Market Sensitivity[3]

Canadian $ in millions

Net unhedged
Offset by hedging programs
19%
81%
81% Hedged
2014 goal: > 75% hedged

- Estimated impact of 10% equity market decline:
  - Range of $300 million to $450 million to earnings
  - (4) pts to MLI's MCCSR ratio
  - 72% - 81% of underlying earnings sensitivity to equity market changes now hedged

Interest Rate Sensitivity[3]

Canadian $ in billions

2014 goal: < $1.1 billion
0.3
0.6
0.4
0.6
0.5
2Q12
3Q12
4Q12
1Q13
2Q13

- Estimated impact of 1% parallel decline in interest rates (excluding AFS bond offset):
  - $500 million impact to earnings
  - (13) pts to MLI's MCCSR ratio

[1]Non-GAAP measure. See "Note to Users - Performance and Non-GAAP Measures" in section F3 of the second quarter 2013 press release. [2]All sales and P&D growth figures stated on a constant currency basis, a Non-GAAP measure. See "Note to Users – Performance and Non-GAAP Measures" in section F3 of the second quarter 2013 press release. [3]Earnings sensitivity to equity markets is defined by the impact of a 10 per cent decline in the market value of equity funds on the net income attributed to shareholders. Earnings sensitivity to interest rates is defined by the impact of a one per cent parallel decline in interest rates on the net income attributed to shareholders. Please refer to "Caution related to sensitivities" on Section D2 of the second quarter 2013 press release. [4]MLI refers to the Manufacturers Life Insurance Company.

 Manulife Financial Corporation – Second Quarter 2013

MESSAGE TO SHAREHOLDERS

We continued to make significant progress on our strategic priorities.  We expanded our distribution networks in Asia and the U.S.; delivered our third consecutive quarter of record wealth sales, which were driven by the significant growth in our mutual fund businesses; and again delivered record funds under management.  We were also able to reduce our hedging costs and have a solid capital ratio.

For the second quarter of 2013, Manulife Financial reported net income attributed to shareholders of $259 million compared with a loss of $281 million in the second quarter of 2012.  Fully diluted earnings per common share (“EPS”) were $0.12 and return on common shareholders’ equity (“ROE”) was 3.9 per cent for the second quarter of 2013.  Manulife Financial generated core earnings of $609 million, a decrease of $10 million from the first quarter of 2013 and an increase of $10 million from a year earlier.  Fully diluted core earnings per common share (“Core EPS”) were $0.31 and core return on common shareholders’ equity (“Core ROE”) was 10.0 per cent.

Earnings in the second quarter of 2013 were impacted by a charge of $291 million which is comprised of $242 million for market-related factors and a $49 million investment-related charge.   We expect that $180 million of these charges may reverse in future quarters.

– The charge of $242 million included:

▪
Approximately $100 million related to the impact on our policy liabilities of the increase in interest rates on balanced and bond funds within our non-dynamically hedged variable annuity business.   We are in the process of updating our annual update of investment return assumptions as part of the third quarter review of actuarial methods and assumptions, which may largely offset these charges;

▪
Approximately $50 million in realized hedging costs in order to maintain our overall equity hedging position within stated risk targets, in unusually volatile Japanese equity markets. Failing ongoing market volatility, we would not expect this to recur; and

▪
A $70 million charge related to the quarterly update to ultimate reinvestment rate (“URR”) assumptions. The beneficial longer term effects of increasing interest rates helped reduce the URR charge from the first quarter of 2013. ($70 million in 2Q13 compared with $97 million in 1Q13).

–
The $49 million investment-related charge was largely due to the impact on our policy liability investment assumptions arising from the significant purchase of Government of Canada bonds. This purchase triggered a charge of approximately $80 million which we expect will reverse as we re-invest these bonds into higher yielding assets.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company closed the quarter at 222 per cent compared with 217 per cent at the end of the first quarter of 2013.  The higher ratio was mainly driven by the favourable impact of increasing interest rates on required capital and a preferred share issuance in the second quarter.

We have made significant progress on our Efficiency and Effectiveness initiative (“E&E”) and have already achieved approximately $175 million in pre-tax annual run rate savings.  Progress on E&E projects relate to operations, information services, procurement, workplace transformation, as well as organizational design which is virtually complete.  While we do not expect a material bottom line impact in 2013 as we continue to make investments in this initiative, we should see a meaningful net benefit in 2014 and beyond, when the full year impacts of our improvements are realized.

Our second quarter net income is not as strong as we would have liked.  Having said that, it is a significant improvement over the prior year, volatility is being constrained, core earnings are strong, and our outlook is positive.  While not a forecast or guidance, our objective continues to be $4 billion of core earnings by 2016.

On another note unrelated to the quarterly results, you may have noticed that on July 19 the Financial Stability Board identified a list of global systemically important insurers (“G-SIIs”).  We are pleased that Manulife is not on the list.  However, that is not surprising because the Office of the Superintendent of Financial Institutions (“OSFI”) in Canada is a conservative regulator and holds Canadian companies to a very high standard.  In addition, Manulife has significantly reduced its sensitivity to declines in equity markets and interest rates. Manulife is regulated by OSFI on a global consolidated basis in a manner consistent with best practices.  This oversight includes high levels of capital and intense supervisory oversight.  Increasingly, the Canadian standard implies that a financial institution must not only survive a very severe global financial crisis, and be able to pay its obligations, but also survive as a continuing franchise.  Manulife is focused on maintaining robust capital levels as well as ensuring a healthy buffer above the Canadian and global minimum regulatory capital requirements.

Donald A. Guloien
President and Chief Executive Officer

 Manulife Financial Corporation – Second Quarter 2013

SALES AND BUSINESS GROWTH

Asia Division

Our wealth business had a strong quarter, with sales of over US$3 billion in the second quarter of 2013, more than double second quarter 2012. New products, expanded distribution and marketing efforts across the division have led to sequential quarterly increases in wealth sales over the past year, a clear indication of the success of our wealth management strategy.  Insurance sales, while not yet where we would like them to be, increased 13 per cent compared with the first quarter of 2013 and we expect to see continued growth in insurance sales as new products are launched into our growing distribution system1. In the second quarter we entered into an exclusive ten year agreement with Alliance Bank in Malaysia to make our products available to their one million customers, and commenced in-branch sales under this new agreement in May.

Asia Division second quarter 2013 insurance sales of US$254 million were 31 per cent lower than the same quarter of 2012 due to the unusually high level of sales in advance of tax and product changes in the prior year. Excluding the unusual prior year sales, overall insurance sales were six per cent higher than the second quarter a year ago.  All insurance sales growth percentages quoted below are based on second quarter 2013 versus second quarter 2012.

•	Japan insurance sales of US$97 million decreased by 50 per cent due to the higher sales prior to a tax change in April last year and slower sales following pricing actions in late 2012.

•
Hong Kong insurance sales of US$59 million decreased by 27 per cent. Excluding the sales in the second quarter of 2012 driven by announced future price increases, sales increased by 14 per cent primarily driven by growth in our agency force.

•	Indonesia insurance sales were US$33 million, an increase of 31 per cent, driven by an expanded agency force and strong sales through our bank distribution channels.

•
Asia Other insurance sales (excludes Hong Kong, Japan and Indonesia) were US$65 million, a decrease of nine per cent.  Excluding the second quarter 2012 sales in Taiwan related to announced future product changes, sales increased five per cent over the same quarter of 2012, driven by higher agency sales in China and Vietnam.

Second quarter 2013 record wealth sales of US$3.0 billion were more than double second quarter 2012.  All wealth sales growth percentages quoted below are based on second quarter 2013 versus second quarter 2012.

•	Japan wealth sales were US$683 million, an increase of 126 per cent, driven by the continued success of the Strategic Income Fund and other foreign currency denominated funds.

•
Hong Kong wealth sales were US$253 million, an increase of 56 per cent, due to higher pension sales following the launch of the Mandatory Provident Fund’s new Employee Choice Arrangement late last year; and we maintained a leading market share position in net cash flow in that business.

•
Indonesia achieved record quarterly wealth sales of US$457 million, an increase of 157 per cent, driven by strong performance in all product lines, with mutual fund sales four times higher than a year ago.

•
Asia Other posted record quarterly wealth sales of US$1,637 million, an increase of 141 per cent. Record mutual fund sales in China, fueled by a new bond fund launch, along with strong mutual fund sales in Taiwan and the continued success of unit-linked product sales in the Philippines, were the key contributors to the growth.

Asia Division continues to execute on our longer-term growth strategy by expanding agency and bank channel distribution capacity. Contracted agents stood at approximately 54,800 as at June 30, 2013, up eight per cent from the end of June 2012, with double digit growth in both Indonesia and the Philippines.  Bank channel sales, expressed on a total annualized insurance and wealth premium equivalent2 basis, increased by 52 per cent compared with a year ago.

Canadian Division

The significant sales momentum of our Manulife Mutual Funds franchise continued, with record gross deposits during the second quarter. In addition, our closed-end fund offering, the Manulife Floating Rate Senior Loan Fund, contributed almost $300 million in deposits in the quarter. Our Group businesses led the market in sales in the first quarter3, and solid performance in targeted market segments continued in the second quarter. Manulife Bank’s net lending assets increased during the quarter with improved momentum in new loan volumes, despite the aggressive competitive environment. On the retail insurance front, sales also increased over the first quarter.

Individual wealth management sales of $2.9 billion for the second quarter of 2013 increased 22 per cent compared with the second quarter of 2012, driven by record mutual fund sales. Sales were dampened by lower variable annuity deposits and lower Bank new loan volumes, reflecting competitive pressures and a slowdown in the residential mortgage market.

•
Manulife Mutual Funds achieved record gross mutual fund deposits4 of $1.8 billion in the second quarter of 2013, more than double second quarter 2012 volumes, driven by the success of our closed-end fund offering and our expanded product shelf, including the Manulife Private Investment Pools launched late in 2012. Net sales continued to outpace industry growth5. Assets under management increased to a record $23.8 billion at June 30, 2013, up 27 per cent from June 30, 2012, compared to industry growth of 14 per cent.

1	See “Caution regarding forward-looking statements” below.

2	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3	Based on quarterly LIMRA industry sales report as at March 31, 2013.

4	Gross mutual fund deposits include deposits from our segregated fund business.

5	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada (IFIC).

 Manulife Financial Corporation – Second Quarter 2013

•
Manulife Bank’s net lending assets of $18 billion increased 8 per cent over the second quarter of 2012, outpacing industry growth6. Second quarter new loan volumes of $1.1 billion  rebounded from first quarter 2013 levels by almost 50 per cent; however, they were 17 per cent lower than second quarter 2012 volumes, reflecting the industry-wide slowdown in the residential mortgage market and the highly competitive environment.

•
Variable annuity sales were $321 million, over 40 per cent lower than the second quarter of 2012, reflecting our deliberate effort to reduce sales of products with  long-term guarantees.  Sales of fixed products in the second quarter of 2013 were $83 million, an increase of $16 million over the second quarter of last year.

Individual Insurance sales in the second quarter of 2013 continued to align with our strategy to reduce the proportion of sales of products with higher risk guaranteed long-duration features. Sales were $70 million, an increase of 11 per cent from the first quarter of 2013, however, due to our repositioning actions, were four per cent lower than second quarter 2012.

According to the most recently published industry information, both Group Benefits and Group Retirement Solutions (“GRS”) led their respective markets in sales in the first quarter of 20137.  Sales in the second quarter reflected the customary variability of the group market. GRS sales of $230 million were more than double second quarter 2012 volumes, reflecting successful cross-selling efforts, Group Benefits’ sales of $464 million included one large case that represented over 80 per cent of the sales.

U.S. Division

We produced another strong quarter of operating results in the Division and are executing well in our businesses.  Record sales in Mutual Funds contributed to record funds under management in the Wealth Management businesses and on the insurance front, we recorded strong sales in our repriced, lower risk insurance products.

Wealth Management second quarter 2013 sales were US$7.4 billion, an increase of 58 per cent compared with the same quarter of the prior year.

·
John Hancock Mutual Funds (“JH Funds”) second quarter 2013 sales were our highest level ever. Sales of US$6.4 billion more than doubled our second quarter 2012 results, with increases across all distribution channels. Bolstered by strong capital markets, JH Funds sales success was driven by strong distribution partnerships, improved productivity of the sales force, a strong product lineup and a shift in investor money back to equity funds. As at June 30, 2013, JH Funds offered 25 Four- or Five-Star Morningstar8 rated equity and fixed income mutual funds. JH Funds experienced record positive net sales9 in the second quarter of 2013, making it the seventh consecutive quarter of net positive inflows. These sales and retention results propelled funds under management as at June 30, 2013 to a record high of US$52 billion, a 36 per cent increase from June 30, 2012 and an increase of 22 per cent from December 31, 2012.

·
John Hancock Retirement Plan Services second quarter sales were US$1.0 billion, a decrease of 17 per cent compared with the same quarter in the prior year driven by lower plan turnover volumes in the market. Funds under management increased 12 per cent compared with levels at June 30, 2012 and five per cent compared with levels at December 31, 2012. Our recently launched “TotalCare” (a full service group annuity) and “Enterprise” (a mutual fund offering geared toward the mid-market) are gaining traction with several sales commitments secured in the quarter.

·
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$83.3 billion as at June 30, 2013, a ten per cent increase over June 30, 2012. Lifestyle and Target Date funds continue to be a strong offering through JH Funds with sales of US$580 million in the second quarter of 2013, an increase of 17 per cent over the same quarter in the prior year, and Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.0 billion or 67 per cent of premiums and deposits10 in the second quarter of 2013.  As at June 30, 2013, John Hancock was the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products11.

Overall U.S. Insurance sales of US$130 million for the second quarter of 2013 were flat compared with the same period in the prior year and continued to include a higher proportion of sales from products with more favourable risk profiles.

·
John Hancock Life sales of US$117 million were flat compared with second quarter 2012; however, the underlying sales mix showed an increase in sales of products we are actively marketing, offsetting the decline in our de-emphasized guarantee products. Our newly launched products continued to perform well, with Protection universal life (“UL”) sales of US$54 million and Indexed UL sales of US$15 million in the second quarter of 2013, up 39 per cent and more than triple, respectively, over the prior year.

·
John Hancock Long-Term Care retail sales of US$8 million in the second quarter of 2013 grew 27 per cent compared with the same period in 2012, aided by a key competitor’s pullback in the market. Our new innovative retail product with gender distinct rates has been approved in 45 states and launched in 36 states.

6	As per McVay and Associates, The Personal Banking Product Market Share, May 2013.

7	Based on quarterly LIMRA industry sales report as at March 31, 2013.

8
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

9
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the Intermediary-Sold channel. Figures exclude money market and 529 share classes.

10	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

11	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

 Manulife Financial Corporation – Second Quarter 2013

Manulife Asset Management

We are very pleased with the continued strong investment performance from Manulife Asset Management with all asset classes outperforming on a 1, 3, and 5-year basis.

Assets managed by Manulife Asset Management were $260 billion as at June 30, 2013, an increase of $8 billion from March 31, 2013 and an increase of $37 billion from June 30, 2012.  At June 30, 2013, Manulife Asset Management had a total of 60 Four- and Five-Star Morningstar rated funds; Morningstar ceased calculating ratings for money market funds during the quarter.

 Manulife Financial Corporation – Second Quarter 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 7, 2013, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2012 Annual Report and our unaudited 2013 first quarter report to shareholders.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2012 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Second quarter highlights	1.	Regulatory, actuarial and accounting risks
2.	Other items of note	2.	Variable annuity and segregated fund guarantees
		3.	Publicly traded equity performance risk
B	FINANCIAL HIGHLIGHTS	4.	Interest rate and spread risk
1.	Second quarter earnings analysis
2.	Premiums and deposits	E	ACCOUNTING MATTERS AND CONTROLS
3.	Funds under management	1.	Critical accounting and actuarial policies
4.	Capital	2.	Actuarial methods and assumptions
5.	U.S. GAAP results	3.	Sensitivity of policy liabilities to updates to assumptions
		4.	Income Taxes
		5.	Accounting and reporting changes
C	PERFORMANCE BY DIVISION	6.	Quarterly financial information
1.	Asia	7.	Changes in internal control over financial reporting
2.	Canadian	8.	Audit Committee
3.	U.S.
4.	Corporate and Other	F	OTHER
		1.	Quarterly dividend
		2.	Outstanding shares – selected information
		3.	Performance and Non-GAAP measures
		4.	Key planning assumptions and uncertainties
		5.	Caution regarding forward-looking statements

 Manulife Financial Corporation – Second Quarter 2013

A      OVERVIEW

A1	Second quarter highlights
Net income attributed to shareholders of $259 million in the second quarter of 2013 compared with a loss of $281 million in the second quarter of 2012.

Earnings in the second quarter of 2013 were impacted by a charge of $291 million which is comprised of $242 million for market-related factors and a $49 million investment-related charge.   We expect that $180 million of these charges may reverse in future quarters12.

•	The charge of $242 million included:
–
Approximately $100 million related to the impact on our policy liabilities of the increase in interest rates on balanced and bond funds within our non-dynamically hedged variable annuity business.   We are in the process of updating our annual update of investment return assumptions as part of the third quarter review of actuarial methods and assumptions, which may largely offset these charges12;

–
Approximately $50 million in realized hedging costs in order to maintain our overall equity hedging position within stated risk targets, in unusually volatile Japanese equity markets. Failing ongoing market volatility, we would not expect this to recur; and

–
A $70 million charge related to the quarterly update to ultimate reinvestment rate (“URR”) assumptions. The beneficial longer term effects of increasing interest rates helped reduce the URR charge from the first quarter of 2013. ($70 million in 2Q13 compared with $97 million in 1Q13).

•
The $49 million investment-related charge was largely due to the impact on our policy liability investment assumptions arising from the significant purchase of Government of Canada bonds. This purchase triggered a charge of approximately $80 million which we expect will reverse as we re-invest these bonds into higher yielding assets12.

While we reported a $9.0 billion reduction in investment income as a result of the mark-to-market accounting impact of the increase in interest rates on our bond and fixed income derivative holdings, our policy liabilities also included the impact of the change in rates, with the net result of the change in asset and liabilities being the items discussed above.

In the second quarter of 2012, we reported a net loss of $281 million which included a charge of $677 million related to URR assumptions, and $319 million of other market-related charges.

In accordance with our stated policy, core earnings include up to $200 million of investment gains per annum, which is distributed up to $50 million per quarter on an accumulated basis.  On a year-to-date basis we have reported $98 million of investment gains, of which $50 million was reported in core earnings in the first quarter and $48 million was reported in core earnings in the second quarter.  In the second quarter, there was, therefore, a difference of $97 million between the $48 million of investment gains reported in core earnings and the $49 million investment loss reported in net income and referred to above.

Core earnings of $609 million in the second quarter of 2013 increased by $10 million compared with the second quarter of 2012.  The second quarter of 2013 benefited from growth in fee income in the wealth businesses from higher average assets under management and lower amortization of deferred acquisition costs which were largely offset by the non-recurrence of a gain on the settlement of a reinsurance treaty in the second quarter of 2012 and unfavourable lapse experience in the second quarter of 2013.  A large portion of the unfavourable lapse experience was due to specific events that are not expected to recur in future quarters.  In addition, the impact of higher new business margins on insurance sales in the U.S. and Canada of approximately $50 million was mostly offset by the non-recurrence of last year’s significant new business gains related to the sales of a high margin product prior to a tax change in Japan and lower sales volumes in Hong Kong, stemming from price increases in the third quarter of 2012.

Core earnings decreased by $10 million compared to the first quarter of 2013 primarily due to the non-recurrence of tax benefits in the U.S. and unfavourable lapse experience, partly offset by higher fee income from wealth businesses, lower expected macro hedging costs and improved claims experience.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 222 per cent compared with 217 per cent at the end of the first quarter of 2013.  The higher ratio was mainly driven by the favourable impact of increasing interest rates on required capital and a preferred share issuance in the second quarter.

Insurance sales13 of $929 million in the second quarter of 2013 declined14 three per cent compared with the second quarter of 2012.   Insurance sales in Asia declined by 31 per cent due to the unusually high level of sales in the second quarter of 2012 in advance of tax changes and pricing actions to improve margins.  In Canada, although Individual Insurance sales were lower than the prior year, sales in Group Benefits drove an increase of 19 per cent in total insurance sales compared with the second quarter of 2012 and in the U.S., insurance sales were in line with the prior year and reflected a more favourable product mix.

Wealth sales were a record $13.7 billion in the second quarter 2013, an increase of 60 per cent compared with the second quarter of 2012.  Record Asia wealth sales were more than double the same quarter of 2012, with double-digit growth in all territories.  U.S. Division’s sales rose 58 per cent as mutual fund sales were more than double the prior year, more than offsetting a 17 per cent decline in Retirement Plan Services sales. In Canada, wealth sales increased 26 per cent as mutual fund sales more than doubled sales in the same quarter of 2012, partly offset by a 17 per cent decline in Manulife Bank new loan volumes from the prior year.

A2	Other items of note
Lower overall hedging costs
The overall favourable equity market conditions and interest rates in the second quarter of 2013 and the beginning of the third quarter provided an opportunity to shift a portion of our hedging from the macro program to the dynamic program and also to reduce our overall hedge positions.  The shift to dynamic improves the ability to hedge the related interest rate risks as well as better manage convexity risk.  The overall reduction in hedge position increased our second quarter core earnings by approximately $20 million and we expect an additional $10 million benefit in the third quarter for a total run rate benefit of $30 million, assuming interest rates and equity markets remain at current levels12.

12	See “Caution regarding forward-looking statements” below.

13	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

14
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis.  Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Second Quarter 2013

Q3 and Q4 items
While it is still early in the process, we expect that the third quarter review of actuarial assumptions will result in a charge that is lower than in each of the last four years. We also expect a number of positive one-time items in the second half of the year. The net impact of all of these items, including the actuarial assumption review, is difficult to estimate with precision since the work is still ongoing, but our preliminary analysis suggests that it will not be substantial in either direction15.

B      FINANCIAL HIGHLIGHTS

	Quarterly Results			YTD Results
C$ millions, unless otherwise stated unaudited	2Q 2013	1Q 2013	(restated)(1) 2Q 2012	1H 2013	(restated)(1) 1H 2012
Net income (loss) attributed to shareholders	$259	$540	$(281)	$799	$944
Preferred share dividends	(32)	(32)	(28)	(64)	(52)
Common shareholders’ net income (loss)	$227	$508	$(309)	$735	$892
Reconciliation of core earnings to net income (loss) attributed to shareholders:
Core earnings(2)	$609	$619	$599	$1,228	$1,125
Investment-related (losses) gains in excess of amounts included in core earnings	(97)	97	54	-	263
Core earnings plus investment-related (losses) gains in excess of amounts included in core earnings	$512	$716	$653	$1,228	$1,388
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(242)	(107)	(996)	(349)	(698)
Changes in actuarial methods and assumptions, excluding URR	(35)	(69)	-	(104)	12
Other items(3)	24	-	62	24	242
Net income (loss) attributed to shareholders	$259	$540	$(281)	$799	$944
Basic earnings (loss) per common share (C$)	$0.12	$0.28	$(0.17)	$0.40	$0.49
Diluted earnings (loss) per common share (C$)	$0.12	$0.28	$(0.17)	$0.40	$0.48
Diluted core earnings per common share (C$)(2)	$0.31	$0.32	$0.30	$0.63	$0.57
Return on common shareholders’ equity (“ROE”) (%)	3.9%	9.1%	(5.6)%	6.5%	8.1%
Core ROE (%)(2)	10.0%	10.6%	10.4%	10.3%	9.8%
U.S. GAAP net (loss) income attributed to shareholders(2)	$(692)	$(345)	$2,203	$(1,037)	$1,839
Sales(2) Insurance products	$929	$619	$1,001	$1,548	$1,824
Wealth products	$13,718	$12,423	$8,548	$26,141	$17,272
Premiums and deposits(2) Insurance products	$6,321	$6,002	$6,308	$12,323	$11,995
Wealth products	$17,358	$16,331	$11,179	$33,689	$22,632
Funds under management (C$ billions)(2)	$567	$555	$513	$567	$513
Capital (C$ billions)(2)	$30.8	$30.1	$29.2	$30.8	$29.2
MLI’s MCCSR ratio	222%	217%	213%	222%	213%

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)	For a more detailed description see Section B1 below.

15	See “Caution regarding forward-looking statements” below.

 Manulife Financial Corporation – Second Quarter 2013

B1	Second quarter earnings analysis
The table below reconciles the second quarter 2013 core earnings of $609 million to the reported net income attributed to shareholders of $259 million.

C$ millions, unaudited	2Q 2013	1Q 2013	(restated)(1) 2Q 2012
Core earnings (losses)(2)
Asia Division	$226	$226	$286
Canadian Division	225	179	201
U.S. Division	343	440	247
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(105)	(128)	(67)
Expected cost of macro hedges(3)	(128)	(148)	(118)
Investment gains included in core earnings(4)	48	50	50
Core earnings	$609	$619	$599
Investment-related (losses) gains in excess of amounts included in core earnings(4)	(97)	97	54
Core earnings plus investment-related (losses) gains in excess of amounts included in core earnings	$512	$716	$653
(Charges) gains on direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged (see table below)(5)	(242)	(107)	(996)
(Charges) gains from changes in actuarial methods and assumptions, excluding URR(6)	(35)	(69)	-
Favourable impact of the enactment of tax rate changes in Canada(7)	50	-	-
Restructuring charge related to organizational design(8)	(26)	-	-
Loss on sale of Life Retrocession Business	-	-	(50)
Favourable impact of major reinsurance transactions	-	-	112
Net income (loss) attributed to shareholders	$259	$540	$(281)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
The second quarter 2013 net loss from macro equity hedges was $359 million and consisted of a $128 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $231 million because actual markets outperformed our valuation assumptions (see table below).

(4)
As outlined under Critical Accounting and Actuarial Policies, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”).  Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period as well as to the change in our policy liabilities driven by the impact of current period investing activities on the future expected investment income assumptions.

(5)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including a quarterly URR update for North American business units, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment.  See table below for components of this item.

(6)
The second quarter 2013 charge of $35 million is primarily attributed to the impact of method and modeling refinements in the projection of certain asset and liability related cash flows across several business units, mainly in the U.S.

(7)	Primarily reflects the impact on our deferred tax asset position of Canadian provincial tax rate changes.

(8)	The restructuring charge is related to additional severance, pension and consulting costs for the Company’s Organizational Design project, which was completed in the quarter.

 Manulife Financial Corporation – Second Quarter 2013

The gain (loss) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged in the table above is attributable to:

C$ millions, unaudited	2Q 2013	1Q 2013	2Q 2012
Variable annuity guarantee liabilities that are dynamically hedged(1)	$30	$101	$(269)
Variable annuity guarantee liabilities that are not dynamically hedged(2)	75	757	(758)
General fund equity investments supporting policy liabilities and on fee income(3)	(70)	115	(116)
Macro equity hedges relative to expected costs(4)	(231)	(730)	423
Direct impact of equity markets and variable annuity guarantees that are dynamically hedged(5)	$(196)	$243	$(720)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(6)	151	(245)	305
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(127)	(8)	96
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(7)	(70)	(97)	(677)
Direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged	$(242)	$(107)	$(996)
Direct impact of equity markets and interest rates	$(272)	$(208)	$(727)

(1)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the second quarter 2013 was mostly because our equity fund results outperformed indices and there was a gain on the release of provision for adverse deviation associated with more favourable equity markets.  See the Risk Management section of MD&A in our 2012 Report.

(2)	The net gain in the second quarter of 2013 included gains related to equity positions in Japan not dynamically hedged.

(3)	The impact on general fund equity investments supporting policy liabilities and on fee income includes the capitalized impact on fees for variable universal life policies.

(4)
The second quarter 2013 net loss from macro equity hedges was $359 million and consisted of a $128 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $231 million because actual markets outperformed our valuation assumptions.

(5)
In the second quarter of 2013, gross equity hedging charges of $231 million from macro hedge experience and charges of $783 million from dynamic hedging experience were partially offset by gross equity exposure gains of $818 million.  This resulted in a loss of $196 million and was driven by approximately $100 million related to the actuarial impact of interest rates on balanced and bond funds supporting our non-dynamically hedged variable annuity business; approximately $50 million related to macro hedge rebalancing as a result of highly volatile Japanese equity markets; and $26 million of other items.

(6)
The gain in second quarter 2013 for fixed income assumptions was driven by the increase in risk-free rates in North America and Asia, and the increase in corporate spreads in North America, partially offset by the increase in swap spreads.

(7)	Beginning with the first quarter of 2013, the URR impact is calculated on a quarterly basis, whereas in prior years it was calculated annually in the second or third quarter of each year.

B2      Premiums and deposits16
Premiums and deposits for insurance products were $6.3 billion in the second quarter of 2013, an increase of two per cent compared with the second quarter of 2012.  Premiums and deposits for wealth products were $17.4 billion in the second quarter of 2013, an increase of $6.2 billion or 54 per cent compared with the second quarter of 2012. Growth was driven by very strong mutual fund sales.

B3      Funds under management16
Funds under management as at June 30, 2013 were a record $567 billion, an increase of $54 billion, or nine per cent16, compared with June 30, 2012.  The increase was attributed to $37 billion of favourable investment returns and $21 billion of net positive policyholder cashflows, partly offset by other smaller factors.

B4      Capital16
MFC’s total capital as at June 30, 2013 was $30.8 billion, an increase of $0.7 billion from March 31, 2013 and $1.7 billion from June 30, 2012. The increase from June 30, 2012 was primarily driven by net earnings of $1.6 billion, net capital issued of $0.6 billion and the $0.2 billion impact from favourable currency movements on translation of foreign operations, partially offset by cash dividends of $0.8 billion over the period.

As noted in Section A1 above, MLI’s MCCSR ratio closed the quarter at 222 per cent compared with 217 per cent at the end of the first quarter of 2013.

B5      U.S. GAAP results
Net loss attributed to shareholders in accordance with U.S. GAAP for the second quarter of 2013 was $692 million, compared with net income attributed to shareholders of $259 million under IFRS.  The net loss in accordance with U.S. GAAP included $694 million related to losses with respect to our variable annuity business and macro hedges and $671 million related to mark-to-market accounting, including the impact of derivative positions not designated as hedges for accounting.    Under U.S. GAAP not all of the variable annuity business is accounted for on a mark-to-market basis and therefore, when markets are favourable, the losses on dynamic and macro hedges exceed the reduction in variable annuity policy liabilities and other equity exposures.

As we are no longer reconciling our financial results under U.S. GAAP in our consolidated financial statements, net income attributed to shareholders in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net loss attributed to shareholders in accordance with U.S. GAAP for the second quarter of 2013 follows, with major differences expanded upon below:

16	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Second Quarter 2013

C$ millions, unaudited
For the quarters ended June 30,	2013	(restated)(1) 2012
Net income (loss) attributed to shareholders in accordance with IFRS	$259	$(281)
Key earnings differences:
Variable annuity guarantee liabilities	$(440)	$1,163
Impact of mark-to-market accounting and investing activities on investment income and policy liabilities	(506)	1,187
New business differences including acquisition costs	(208)	(178)
Changes in actuarial methods and assumptions, excluding URR	52	122
Other differences	151	190
Total earnings differences	$(951)	$2,484
Net (loss) income attributed to shareholders in accordance with U.S. GAAP	$(692)	$2,203

(1)
The 2012 IFRS results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Accounting for variable annuity guarantee liabilities
IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees.  The U.S. GAAP accounting results in an accounting mismatch between the hedge assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis.  Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability.  In the second quarter of 2013, we reported a net charge of $335 million (2012 – gain of $136 million) in our total variable annuity businesses under U.S. GAAP compared with a gain of $105 million under IFRS (2012 – charge of $1,027 million).   Under both accounting bases we reported charges on our macro hedge program of $359 million.

Investment income and policy liabilities
Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The second quarter 2013 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net charge of $165 million (2012 – charge of $288 million) compared with U.S. GAAP net realized losses and other investment losses of $671 million (2012 – gain of $899 million).

Differences in the treatment of acquisition costs and other new business items
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

Changes in actuarial methods and assumptions
The charge recognized under IFRS from changes in actuarial methods and assumptions of $35 million in the second quarter of 2013 (2012 – nil) compared to a gain of $17 million (2012 – gain of $122 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP17 as at June 30, 2013 was approximately $12 billion higher than under IFRS.  Of this difference, approximately $8 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of the difference in equity between the two accounting bases as at June 30, 2013 arose from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

C$ millions, unaudited As at	June 30, 2013	(restated)(1) December 31, 2012
Total equity in accordance with IFRS	$26,544	$25,159
Differences in shareholders’ retained earnings and participating policyholders’ equity	7,829	9,715
Differences in accumulated other comprehensive income attributed to:
(i)Pension and other post-employment plans	(34)	(47)
(ii)AFS securities and other	3,163	5,670
(iii)Cash flow hedges	1,936	2,575
(iv)Translation of net foreign operations(2)	(1,080)	(1,457)
Differences in share capital, contributed surplus and non-controlling interests	242	240
Total equity in accordance with U.S. GAAP	$38,600	$41,855

(1)
The 2012 IFRS amounts were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	Reflects the net difference in the currency translation account after the reset to zero through retained earnings upon adoption of IFRS at January 1, 2010.

17	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Second Quarter 2013

C      PERFORMANCE BY DIVISION

C1	Asia Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2013	1Q 2013	2Q 2012	1H 2013	1H 2012
Net income (loss) attributed to shareholders	$386	$928	$(315)	$1,314	$796
Core earnings	226	226	286	452	553
Premiums and deposits	5,138	4,468	3,248	9,606	6,114
Funds under management (billions)	79.3	78.8	74.5	79.3	74.5
U.S. dollars
Net income (loss) attributed to shareholders	$378	$920	$(312)	$1,298	$798
Core earnings	220	224	283	444	550
Premiums and deposits	5,024	4,430	3,216	9,454	6,078
Funds under management (billions)	75.4	77.5	73.1	75.4	73.1

Asia Division’s net income attributed to shareholders was US$378 million for the second quarter of 2013 compared with a loss of US$312 million for the second quarter of 2012. The increase was primarily related to the direct impact of equity markets and interest rates on variable annuity guarantee liabilities. Core earnings of US$220 million for the second quarter of 2013 decreased US$63 million compared to the second quarter of 2012. Double-digit growth in in-force earnings was more than offset by the non-recurrence of last year’s significant sales of a high margin product prior to a tax change in Japan; lower sales volumes in Hong Kong, stemming from price increases in the third quarter of 2012; unfavourable lapse experience; and currency movements.

Year-to-date net income attributed to shareholders was US$1,298 million compared with US$798 million for the same period of 2012.

Premiums and deposits for the second quarter of 2013 were US$5.0 billion, up 67 per cent from the second quarter of 2012 on a constant currency basis.  Premiums and deposits for insurance products of US$1.5 billion increased three per cent driven by in-force business growth, partly offset by lower new business volumes as discussed above.  Wealth management premiums and deposits of US$3.5 billion increased 126 per cent driven by strong mutual fund sales and the increase in Mandatory Provident Fund sales in Hong Kong.

Funds under management as at June 30, 2013 were US$75.4 billion, an increase of 12 per cent, compared with June 30, 2012. Growth was driven by net policyholder cash flows of US$7 billion and favourable investment returns, partly offset by the impact of currency changes.  The decline in funds under management compared with first quarter of 2013 was due to the impact of rising interest rates and currency movements which more than offset $1.6 billion from net policyholder cash flows.

C2      Canadian Division

	Quarterly results			YTD results
(C$ millions unless otherwise stated)	2Q 2013	1Q 2013	2Q 2012	1H 2013	1H 2012
Net income (loss) attributed to shareholders	$103	$(62)	$223	$41	$540
Core earnings	225	179	201	404	373
Premiums and deposits	5,661	5,335	4,565	10,996	9,291
Funds under management (billions)	135.8	136.5	127.5	135.8	127.5

Canadian Division’s net income attributed to shareholders was $103 million for the second quarter of 2013 compared with $223 million for the second quarter of 2012. Core earnings of $225 million for the second quarter of 2013 increased by $24 million or 12 per cent compared with the second quarter of 2012, driven by business growth and improved new business margins reflecting the impacts of product repricing, favourable business mix and higher interest rates. Investment-related losses excluded from core earnings were $122 million in the second quarter of 2013 (2012 – loss of $115 million).  Net income in the second quarter of 2012 also included a $137 million gain related to the recapture of a reinsurance treaty that was excluded from core earnings.

Year-to-date net income attributed to shareholders was $41 million compared with $540 million for the same period of 2012. Year-to-date core earnings of $404 million were $31 million higher than the first six months of 2012 reflecting business growth and improved new business margins. Excluded from core earnings were investment-related losses of $363 million in the first six months of 2013 (2012 – loss of $92 million) and $259 million of non-recurring gains in 2012 related to the recapture of a reinsurance treaty and reserve releases due to in-force variable annuity product changes.

Premiums and deposits in the second quarter of 2013 were $5.7 billion, an increase of $1.1 billion or 24 per cent compared to second quarter 2012 levels.  The increase was driven by record mutual fund deposits and higher sales in Group Benefits and GRS, partially offset by lower variable annuity deposits.

Funds under management of $135.8 billion grew by $8.3 billion or seven per cent from June 30, 2012 primarily due to the growth in our wealth management businesses.

 Manulife Financial Corporation – Second Quarter 2013

C3	U.S. Division
($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2013	1Q 2013	(restated)(1) 2Q 2012	1H 2013	(restated)(1) 1H 2012
Net income attributed to shareholders	$429	$726	$179	$1,155	$755
Core earnings	343	440	247	783	504
Premiums and deposits	11,713	11,725	8,684	23,438	17,773
Funds under management (billions)	315.7	307.3	289.8	315.7	289.8

U.S. dollars
Net income attributed to shareholders	$419	$720	$176	$1,139	$752
Core earnings.	336	436	245	772	502
Premiums and deposits	11,450	11,629	8,594	23,079	17,672
Funds under management (billions)	300.3	302.6	84.4	300.3	284.4

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

U.S. Division’s net income attributed to shareholders was US$419 million for the second quarter of 2013 compared with US$176 million for the second quarter of 2012. Core earnings for the second quarter of 2013 were US$336 million, an increase of US$91 million compared with the second quarter of 2012.

Contributing to the increase in core earnings were higher new business margins as a result of product actions, price increases and business mix; higher fee income from higher average assets under management; lower amortization of deferred acquisition costs; and improved policyholder claims experience; partially offset by unfavourable lapse experience. Items reconciling core earnings to net income attributed to shareholders in the second quarter of 2013 included other investment-related gains of US$95 million, partially offset by a charge for the direct impact of equity markets and interest rates of US$12 million.

Year-to-date net income attributed to shareholders was US$1,139 million compared with US$752 million for the same period of 2012.

Premiums and deposits for the second quarter of 2013 were US$11.5 billion, an increase of 33 per cent from the second quarter of 2012. The increase was primarily driven by record sales in Mutual Funds, partially offset by the closing of our annuity business to new sales.

Funds under management as at June 30, 2013 were US$300.3 billion, up six per cent from June 30, 2012. The increase was due to positive investment returns and strong net wealth sales in Wealth Asset Management.

C4      Corporate and Other
	Quarterly Results			YTD results
(C$ millions, unless otherwise stated)	2Q 2013	1Q 2013	(restated)(1) 2Q 2012	1H 2013	(restated)(1) 1H 2012
Net loss attributed to shareholders	$(659)	$(1,052)	$(368)	$(1,711)	$(1,147)
Core losses (excluding macro hedges and core investment gains)	$(105)	$(128)	$(67)	$(233)	$(180)
Expected cost of macro hedges	(128)	(148)	(118)	(276)	(225)
Investment gains included in core earnings	48	50	50	98	100
Total core losses	$(185)	$(226)	$(135)	$(411)	$(305)
Premiums and deposits	$1,167	$805	$990	$1,972	$1,449
Funds under management (billions)	36.2	32.7	21.1	36.2	21.1

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $659 million for the second quarter of 2013 compared to a net loss of $368 million for the second quarter of 2012. Core losses were $185 million in the second quarter of 2013 and $135 million in the second quarter of 2012.

Charges in the second quarter of 2013 not included in core earnings totaled $474 million.  These included: $231 million of net experience losses on macro hedges; $127 million of realized losses on AFS bonds and related interest rate swaps; $56 million related to the direct impact of interest rates on mark-to-market assets held in the surplus segment; a $35 million charge for changes in actuarial methods and assumptions; and $26 million related to

 Manulife Financial Corporation – Second Quarter 2013

severance accruals and associated costs; partially offset by a gain of $50 million reflecting the impact of provincial tax rate changes.  In addition, to allocate a portion of the investment results to core earnings, the $48 million of investment gains reported in core earnings in the Corporate and Other segment is recorded as a charge to non-core earnings and a gain to core earnings.

The increase in the core losses in the second quarter of 2013 compared with the second quarter of 2012 largely relates to the gain we reported in the second quarter of 2012, on the settlement of a reinsurance treaty in the run-off accident and health reinsurance block of business.

Premiums and deposits for the second quarter of 2013 were $1,167 million, compared with $990 million for the second quarter of 2012, driven by growth in our institutional asset management business.

Funds under management of $36.2 billion as at June 30, 2013 (June 30, 2012 – $21.1 billion) included assets managed by Manulife Asset Management on behalf of institutional clients of $30.6 billion (2012 – $24.1 billion) and $8.4 billion (2012 – $5.4 billion) of the Company’s own funds, partially offset by a $2.8 billion (2012 – $8.4 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and other liabilities.  The increase in the Company’s own funds primarily reflects net income earned over the period, the impact of the stronger U.S. dollar and the issuance of preferred shares, partially offset by the net redemptions of debt.

D      RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2012 Annual Report.

D1      Regulatory, actuarial and accounting risks
As previously disclosed, the Canadian Actuarial Standards Board (“ASB”) is reviewing the Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities.  Based on recent discussions, we expect the Exposure Draft to be issued in late 2013 with changes to the standards to be effective in the fourth quarter of 2014.   We will not know the potential impact of the changes until after the release of the exposure draft; however, the value of our policy liabilities is sensitive to reinvestment assumptions and the changes could have a material impact on both earnings and regulatory capital.

The International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”) issued exposure drafts of new accounting standards for insurance contracts.  The two proposals are similar in some of their main principles, but differ in many of the requirements around measurement of ongoing obligations to policyholders.  Our primary concern is around the unwarranted volatility in financial results that would be introduced. If implemented in the form set forth in the exposure draft, these proposals are likely to have a material impact on our financial results and our regulatory capital position. Comments are due on the exposure drafts on October 25, 2013.  The final standards are not expected to be effective until at least 2018.

We, along with other companies in the industry from around the world, are providing feedback on the significant issues we see with the IASB and FASB exposure draft proposals.  We believe such a significant change in financial reporting warrants complete and robust testing of the proposals prior to implementation.  We believe the accounting rules under discussion could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada.  We believe these rules could also have adverse capital implications and discourage investing in alternative long-duration asset classes.

D2      Variable annuity and segregated fund guarantees
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see Section D3).

The table below shows selected information regarding the Company’s variable annuity and segregated funds guarantees gross and net of reinsurance.

 Manulife Financial Corporation – Second Quarter 2013

Variable annuity and segregated fund guarantees net of reinsurance
As at	June 30, 2013			March 31, 2013
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)(5)	Guarantee value	Fund value	Amount at risk(4)(5)
Guaranteed minimum income benefit(1)	$6,502	$5,016	$1,501	$6,522	$5,117	$1,426
Guaranteed minimum withdrawal benefit	66,517	60,640	6,508	65,633	60,769	5,727
Guaranteed minimum accumulation benefit	18,408	20,678	503	19,250	21,485	623
Gross living benefits(2)	$91,427	$86,334	$8,512	$91,405	$87,371	$7,776
Gross death benefits(3)	13,018	10,829	1,901	13,068	10,932	1,857
Total gross of reinsurance and hedging	$104,445	$97,163	$10,413	$104,473	$98,303	$9,633
Living benefits reinsured	$5,696	$4,408	$1,297	$5,720	$4,502	$1,233
Death benefits reinsured	3,710	3,300	658	3,666	3,279	644
Total reinsured	$9,406	$7,708	$1,955	$9,386	$7,781	$1,877
Total, net of reinsurance	$95,039	$89,455	$8,458	$95,087	$90,522	$7,756

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at June 30, 2013 was $8,458 (March 31, 2013 was $7,756 million)  of which: US$4,961 million (March 31, 2013 – US$4,394 million) was on our U.S. business, $1,907 million (March 31, 2013 – $1,806 million) was on our Canadian business, US$894 million (March 31, 2013 – US$1,099 million) was on our Japan business and US$377 million (March 31, 2013 – US$365 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

As outlined above, the amount at risk on variable annuity contracts, net of reinsurance was $8.5 billion at June 30, 2013 compared with $7.8 billion at March 31, 2013.  The increase was due to increases in guaranteed value amounts from rate reset product features.

The policy liabilities established for these benefits were $4,502 million at June 30, 2013 (March 31, 2013 – $5,909 million).   For non-dynamically hedged business, policy liabilities declined from $1,767 million at March 31, 2013 to $1,480 million at June 30, 2013.  For the dynamically hedged business, the policy liabilities declined from $4,142 million at March 31, 2013 to $3,022 million at June 30, 2013 due to an increase in swap rates.

Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D3      Publicly traded equity performance risk
We continue to meet or exceed our stated goal to have approximately 75 per cent of the underlying earnings sensitivity to equity markets offset by hedges.  As at June 30, 2013, we estimate that approximately 72 to 81 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 78 to 87 per cent at March 31, 201318.  The lower end of the range is based on the dynamically hedged assets that exist at June 30, 2013 and assumes rebalancing of equity hedges for dynamically hedged variable annuity liabilities at five per cent intervals and the upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

As outlined in our 2012 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 44 and 45 of our 2012 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the

18 See “Caution regarding forward-looking statements” below.

 Manulife Financial Corporation – Second Quarter 2013

change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. The potential impact is shown assuming:

(a)   First that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation; and

(b)
Then that the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end. In addition, we assume that we increase our macro equity hedges in negative market shock scenarios and reduce macro equity hedges in positive market shock scenarios.

It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(4,950)	$(3,020)	$(1,330)	$990	$1,620	$2,010
Asset based fees	(300)	(200)	(100)	100	200	300
General fund equity investments(3)	(460)	(300)	(150)	160	310	470
Total underlying sensitivity	$(5,710)	$(3,520)	$(1,580)	$1,250	$2,130	$2,780

Impact of hedge assets

Impact of macro hedge assets (4)	$1,800	$1,110	$560	$(560)	$(880)	$(1,050)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	2,800	1,680	720	(510)	(880)	(1,160)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,600	$2,790	$1,280	$(1,070)	$(1,760)	$(2,210)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(1,110)	$(730)	$(300)	$180	$370	$570

Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(590)	(390)	(150)	20	20	30

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,700)	$(1,120)	$(450)	$200	$390	$600

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	81%	79%	81%	86%	83%	79%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	70%	68%	72%	84%	82%	78%

(1)            See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the Macro Hedge Program in accordance with our Macro Hedge Policy.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

 Manulife Financial Corporation – Second Quarter 2013

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(5,180)	$(3,160)	$(1,390)	$1,010	$1,690	$2,090
Asset based fees	(290)	(190)	(100)	100	190	290
General fund equity investments(3)	(470)	(320)	(150)	150	290	400
Total underlying sensitivity	$(5,940)	$(3,670)	$(1,640)	$1,260	$2,170	$2,780

Impact of hedge assets

Impact of macro hedge assets (4)	$2,150	$1,430	$720	$(720)	$(1,070)	$(1,280)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	2,800	1,690	710	(470)	(810)	(1,050)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,950	$3,120	$1,430	$(1,190)	$(1,880)	$(2,330)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(990)	$(550)	$(210)	$70	$290	$450

Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(590)	(390)	(150)	(10)	(30)	(40)

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,580)	$(940)	$(360)	$60	$260	$410

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	83%	85%	87%	94%	87%	84%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	73%	74%	78%	95%	88%	85%

(1)           See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the Macro Hedge Program in accordance with our Macro Hedge Policy.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)
	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
June 30, 2013	(16)	(11)	(4)	9	22	31
March 31, 2013	(14)	(9)	(3)	4	15	23

(1)
See “Caution related to sensitivities” above.  In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, including the provisions for adverse deviation. The estimated amount that would not be completely offset assumes that provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end.

 Manulife Financial Corporation – Second Quarter 2013

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	June 30,	March 31,
C$ millions	2013	2013
For variable annuity guarantee dynamic hedging strategy	$7,600	$7,600
For macro equity risk hedging strategy	6,600	8,500
Total	$14,200	$16,100

During the quarter, the notional value in our dynamic hedge program stayed level as the increase for dynamically hedging additional in-force business was offset by the normal rebalancing activities responding to favourable markets. The notional value in our macro program decreased by $1.9 billion over the quarter, of which $0.4 billion related to the transfer of blocks to our dynamic program and $1.5 billion related to normal rebalancing activities.

D4      Interest rate and spread risk
As at June 30, 2013, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was a charge of $500 million.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point decline in interest rates includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business, lower interest earned on our surplus assets, or updates to actuarial assumptions related to variable annuity bond fund calibration. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	June 30, 2013				March 31, 2013
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(500)		$300		$(600)		$400
From fair value changes in AFS assets held in surplus, if realized	900		(800)		900		(800)
MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(13)		17		(15)		14
From fair value changes in AFS assets held in surplus, if realized	6		(6)		6		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees.  For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of lower earnings on available capital as well as the increase in required capital that results from a decline in interest rates.  The potential increase in required capital accounted for 9 of the 13 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

 Manulife Financial Corporation – Second Quarter 2013

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	June 30, 2013	March 31, 2013
Corporate spreads(4)
Increase 50 basis points	$500	$600
Decrease 50 basis points	(500)	(600)
Swap spreads
Increase 20 basis points	$(600)	$(500)
Decrease 20 basis points	600	500

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads.  The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

Corporate spreads increased in the second quarter of 2013, resulting in a decrease in sensitivity to a 50 basis point decline in corporate spreads compared with the prior quarter. As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of the change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

E      ACCOUNTING MATTERS AND CONTROLS

E1      Critical accounting and actuarial policies
Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2012.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 63 to 71 of our 2012 Annual Report.

E2      Actuarial methods and assumptions
As noted in section B1 above, in the second quarter of 2013 we reported a post-tax charge of $35 million for the impact of changes to actuarial methods and assumptions.  The charge was primarily attributable to the impact of method and modeling refinements in the projection of certain asset and liability related cashflows across several business units, mainly in the U.S.

E3      Sensitivity of policy liabilities to updates to assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment. As the estimated potential impact on net income for the next five years and the following five years from changes in fixed income URR driven by changes in risk free rates has not changed materially from that disclosed in our 2012 Annual Report, it is not shown here.

 Manulife Financial Corporation – Second Quarter 2013

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	June 30, 2013		March 31, 2013
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$700	$(700)	$800	$(800)
100 basis point change in future annual returns for alternative long-duration assets(2)	3,800	(3,800)	3,900	(3,900)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(3)	(300)	300	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $400 million (March 31, 2013 – $500 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(500) million (March 31, 2013 – $(500) million). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.3% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The decrease of $100 million in sensitivity from March 31, 2013 to June 30, 2013 is primarily related to the impact of risk free rates in some jurisdictions during the quarter, increasing the rate at which funds can be reinvested.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.35%.

E4      Income taxes
On August 5, 2013, the U.S. Tax Court issued an opinion in the litigation between John Hancock and the Internal Revenue Service involving so-called LILOs and Service Contracts.  The Court's opinion effectively disallows tax deductions on the these lease transactions for the tax years 1997 through 2001, although the Court did rule in the Company's favor on some ancillary issues relating to the imputation and calculation of original issue discount income.  We are fully reserved for this result and, as disclosed in Note 6 to our annual financial statements, no material impact to the Company's financial results is expected.  We are currently considering our options regarding an appeal of the decision.

E5      Accounting and reporting changes
(a)	Impact of standards applied retrospectively in 2013
Effective January 1, 2013, the Company adopted several new and amended accounting pronouncements. The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively.  As a result of these adoptions, net income attributed to shareholders for the three and six months ended June 30, 2012 increased by $19 million and $38 million, respectively.

(b)	Future accounting and reporting changes beginning in 2014 or later
There are a number of accounting and reporting changes issued by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2014 and later:

Topic	Effective date	Measurement / Presentation	Expected impact
IFRIC 21 “Levies”	Jan 1, 2014	Measurement	Not expected to have a significant impact
Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	Jan 1, 2014	Measurement	Not expected to have a significant impact
IFRS 9 “Financial Instruments”	Jan 1, 2015*	Measurement	Currently assessing

A summary of the most recently issued new accounting standards is as follows:

(i)	IFRIC 21 “Levies”
IFRIC Interpretation 21 “Levies” was issued in May 2013 and is effective for years beginning on or after January 1, 2014 and provides guidance on recognizing liabilities for payments to government in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.  It does not provide guidance on accounting for income taxes, fines and penalties or for acquisition of assets or services from governments.  IFRIC 21 establishes that a liability for a levy is recognized when the activity that triggers payment occurs. Adoption of this amendment is not expected to have a significant impact on the Company’s consolidated financial statements.

(ii)	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”
An amendment to IAS 39 was issued in June 2013 to address the accounting for derivatives designated as hedging instruments, when there has been a change in the counterparties to the agreement.  The amendment specifically permits entities to continue hedge accounting, when certain criteria have been met.  The amendment is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.  Adoption of this amendment is not expected to have a significant  impact on the Company’s consolidated financial statements.

 Manulife Financial Corporation – Second Quarter 2013

(iii)    IFRS 9 “Financial Instruments”
*The IASB has recently decided not to specify a mandatory effective date for IFRS 9 until they have finalized the requirements for classification and measurement and impairment of financial assets.  An effective date will be determined once the requirements are issued.  Consequently, it is unlikely that these requirements will be effective in fiscal 2015.

E6      Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended			restated(1)
C$ millions, except per share amounts, unaudited	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
Revenue
Premium income
Life and health insurance	$3,724	$3,871	$4,356	$3,413	$3,719	$3,473	$3,651	$3,490
Annuities and pensions	635	728	658	573	740	1,031	889	772
Net premium income prior to FDA coinsurance	$4,359	$4,599	$5,014	$3,986	$4,459	$4,504	$4,540	$4,262
Premiums ceded relating to FDA coinsurance(2)	-	-	(2)	(1,799)	(5,428)	-	-	-
Investment income	1,954	1,426	2,080	2,174	2,865	1,580	2,034	3,697
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(3)	(9,000)	(1,875)	(1,596)	1,421	7,303	(4,066)	1,360	13,491
Other revenue	2,341	1,990	1,694	1,817	2,052	1,783	1,765	2,005
Total revenue	$(346)	$6,140	$7,190	$7,599	$11,251	$3,801	$9,699	$23,455
Income (loss) before income taxes	$205	$570	$1,091	$(679)	$(485)	$1,316	$119	$(1,799)
Income tax (expense) recovery	103	(15)	14	360	186	(68)	(174)	615
Net income (loss)	$308	$555	$1,105	$(319)	$(299)	$1,248	$(55)	$(1,184)
Net income (loss) attributed to shareholders	$259	$540	$1,077	$(211)	$(281)	$1,225	$(69)	$(1,277)
Basic earnings (loss) per common share	$0.12	$0.28	$0.57	$(0.13)	$(0.17)	$0.67	$(0.05)	$(0.73)
Diluted earnings (loss) per common share	$0.12	$0.28	$0.57	$(0.13)	$(0.17)	$0.63	$(0.05)	$(0.73)
Segregated funds deposits	$5,333	$6,284	$5,537	$5,539	$5,623	$6,294	$5,575	$5,109
Total assets	$498,201	$497,563	$484,983	$479,633	$478,406	$464,146	$462,102	$455,076
Weighted average common shares (in millions)	1,834	1,828	1,822	1,816	1,808	1,802	1,795	1,789
Diluted weighted average common shares (in millions)	1,860	1,856	1,854	1,816	1,808	1,919	1,795	1,789
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to US$1 – Statement of Financial Position	1.0512	1.0156	0.9949	0.9837	1.0191	0.9991	1.0170	1.0389
CDN$ to US$1 – Statement of Income	1.0230	1.0083	0.9914	0.9953	1.0105	1.0011	1.0232	0.9807
(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)
On June 29, 2012 and September 25, 2012 the Company entered into coinsurance agreements to reinsure 89 per cent of its book value fixed deferred annuity business. Under the terms of the agreements, the Company will maintain responsibility for servicing of the policies and managing some of the assets and has retained the remaining exposure.

(3)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

E7	Changes in internal control over financial reporting
No changes were made in our internal control over financial reporting during the six months ended June 30, 2013, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

E8	Audit Committee
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

 Manulife Financial Corporation – Second Quarter 2013

F      OTHER

F1	Quarterly dividend
On August 7, 2013, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after September 19, 2013 to shareholders of record at the close of business on August 20, 2013.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2013 to shareholders of record at the close of business on August 20, 2013.

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 5 – $0.275 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 7 – $0.2875 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 9 – $0.275 per share
Class A Shares Series 4 – $0.4125 per share	Class 1 Shares Series 11 - $0.25 per share
Class 1 Shares Series 1 – $0.35 per share	Class 1 Shares Series 13 - $0.234247 per share
Class 1 Shares Series 3 – $0.2625 per share

F2	Outstanding shares – selected information
Class A Shares Series 1
As at August 2, 2013, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10 per cent. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95 per cent of the then market price of MFC common shares.

Common Shares
As at August 2, 2013 MFC had 1,838 million common shares outstanding.

F3      Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income Attributed to Shareholders in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Core Earnings Per Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital;  New Business Embedded Value; Sales and Total Annualized Insurance and Wealth Premium Equivalent Basis. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income Attributed to Shareholders in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of investment gains reported in a single year which are referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

 Manulife Financial Corporation – Second Quarter 2013

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates, consisting of:
●	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
●	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
●	Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
●	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
●	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net investment-related gains in excess of $200 million per annum or net losses on a year-to-date basis.  Investment gains (losses) relate to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. These gains and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of investment gains reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

 Manulife Financial Corporation – Second Quarter 2013

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

			Quarterly Results
C$ millions, unaudited	2013				2012 (restated)(1)								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
Core earnings (losses)
Asia Division	$226		$226		$180		$230		$286		$267		$213		$220
Canadian Division	225		179		233		229		201		172		142		259
U.S. Division	343		440		293		288		247		257		189		260
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(105)		(128)		(62)		(103)		(67)		(113)		(124)		(58)
Expected cost of macro hedges	(128)		(148)		(140)		(124)		(118)		(107)		(97)		(107)
Investment gains included in core earnings	48		50		50		50		50		50		50		50
Total core earnings	$609		$619		$554		$570		$599		$526		$373		$624
Investment-related gains (losses) in excess of amounts included in core earnings	(97)		97		321		365		54		209		261		236
Core earnings plus investment-related gains (losses) in excess of amounts included in core earnings	$512		$716		$875		$935		$653		$735		$634		$860
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	30		101		100		122		(269)		223		(193)		(900)
Direct impact of equity markets and interest rates (see table below)	(272)		(208)		(18)		(88)		(727)		75		153		(889)
Impact of major reinsurance transactions, in-force product changes	-		-		-		26		112		122		-		-
Change in actuarial methods and assumptions, excluding URR	(35)		(69)		(87)		(1,006)		-		12		2		(651)
Goodwill impairment charge	-		-		-		(200)		-		-		(665)		-
Gain (loss) on sale of Life Retrocession Business	-		-		-		-		(50)		-		-		303
Tax items and restructuring charge related to organizational design	24		-		207		-		-		58		-		-
Net income (loss) attributed to shareholders	$259		$540		$1,077		$(211)		$(281)		$1,225		$(69)		$(1,277)

Direct impact of equity markets and interest rates:
Gains (charges) on variable annuity liabilities that are not dynamically hedged	$75		$757		$556		$298		$(758)		$982		$234		$(1,211)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	(70)		115		48		55		(116)		121		56		(227)
Gains (charges) on macro equity hedges relative to expected costs	(231)		(730)		(292)		(86)		423		(556)		(250)		882
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	151		(245)		(290)		(330)		305		(425)		122		(567)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(127)		(8)		(40)		(25)		96		(47)		(9)		301
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(70)		(97)		-		-		(677)		-		-		(67)
Direct impact of equity markets and interest rates	$(272)		$(208)		$(18)		$(88)		$(727)		$75		$153		$(889)

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

 Manulife Financial Corporation – Second Quarter 2013

Asia Division

			Quarterly Results
C$ millions, unaudited	2013				2012								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
Asia Division core earnings	$226		$226		$180		$230		$286		$267		$213		$220
Investment-related gains (losses) in excess of amounts included in core earnings	(18)		43		33		12		28		(18)		47		126
Core earnings plus investment-related gains (losses) in excess of amounts included in core earnings	$208		$269		$213		$242		$314		$249		$260		$346
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	(2)		(2)		9		11		(18)		3		(16)		(3)
Direct impact of equity markets and interest rates	180		661		460		238		(611)		819		41		(1,055)
Tax items	-		-		-		-		-		40		-		-
Net income (loss) attributed to shareholders	$386		$928		$682		$491		$(315)		$1,111		$285		$(712)

Canadian Division

			Quarterly Results
C$ millions, unaudited	2013				2012								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
Canadian Division core earnings	$225		$179		$233		$229		$201		$172		$142		$259
Investment-related gains (losses) in excess of amounts included in core earnings	(88)		(187)		(31)		20		(115)		116		72		(47)
Core earnings plus investment-related gains (losses) in excess of amounts included in core earnings	$137		$(8)		$202		$249		$86		$288		$214		$212
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	(1)		38		45		38		(74)		41		(67)		(204)
Direct impact of equity markets and interest rates	(33)		(92)		4		91		74		(134)		99		(100)
Reinsurance recapture and segregated fund product changes	-		-		-		-		137		122		-		-
Net income (loss) attributed to shareholders	$103		$(62)		$251		$378		$223		$317		$246		$(92)

U.S. Division

			Quarterly Results
C$ millions, unaudited	2013				2012 (restated)(1)								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
U.S. Division core earnings	$343		$440		$293		$288		$247		$257		$189		$260
Investment-related gains in excess of amounts included in core earnings	65		263		367		348		156		155		158		215
Core earnings plus investment-related gains in excess of amounts included in core earnings	$408		$703		$660		$636		$403		$412		$347		$475
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	33		65		46		73		(177)		179		(110)		(693)
Direct impact of equity markets and interest rates	(12)		(42)		(150)		(297)		(22)		(15)		268		(810)
Impact of major reinsurance transactions	-		-		-		26		(25)		-		-		-
Tax items	-		-		170		-		-		-		-		-
Net income (loss) attributed to shareholders	$429		$726		$726		$438		$179		$576		$505		$(1,028)

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter report 2013 to shareholders.

 Manulife Financial Corporation – Second Quarter 2013

Corporate and Other

	Quarterly Results
C$ millions, unaudited			2013		2012 (restated)(1)								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(105)		$(128)		$(62)		$(103)		$(67)		$(113)		$(124)		$(58)
Expected cost of macro hedges	(128)		(148)		(140)		(124)		(118)		(107)		(97)		(107)
Investment gains included in core earnings	48		50		50		50		50		50		50		50
Total core losses	$(185)		$(226)		$(152)		$(177)		$(135)		$(170)		$(171)		$(115)
Investment-related losses in excess of amounts included in core earnings	(56)		(22)		(48)		(15)		(15)		(44)		(16)		(58)
Core losses plus investment-related losses in excess of amounts included in core earnings	$(241)		$(248)		$(200)		$(192)		$(150)		$(214)		$(187)		$(173)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	(407)		(735)		(332)		(120)		(168)		(595)		(255)		1,076
Changes in actuarial methods and assumptions, excluding URR	(35)		(69)		(87)		(1,006)		-		12		2		(654)
Goodwill impairment charge	-		-		-		(200)		-		-		(665)		-
Gain (loss) on sale of Life Retrocession Business	-		-		-		-		(50)		-		-		303
Tax items and restructuring charge related to organizational design	24		-		37		-		-		18		-		-
Net income (loss) attributed to shareholders	$(659)		$(1,052)		$(582)		$(1,518)		$(368)		$(779)		$(1,105)		$552

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

Net income (loss) attributed to shareholders in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings.  The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the second quarter of 2013.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) adding back the premiums ceded related to FDA coinsurance, (iii) premium equivalents for administration only group benefit contracts, (iv) premiums in the Canadian Group Benefits reinsurance ceded agreement, (v) segregated fund deposits, excluding seed money, (vi) mutual fund deposits, (vii) deposits into institutional advisory accounts, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly results
C$ millions	2Q 2013	1Q 2013	2Q 2012
Net premium income	$4,359	$4,599	$(969)
Deposits from policyholders	5,333	6,284	5,623
Premiums and deposits per financial statements	$9,692	10,883	$4,654
Add back premiums ceded relating to FDA coinsurance	-	-	5,428
Investment contract deposits	16	19	43
Mutual fund deposits	10,545	8,834	4,337
Institutional advisory account deposits	1,146	782	894
ASO premium equivalents	756	710	725
Group benefits ceded premiums	1,427	996	1,313
Other fund deposits	97	109	93
Total premiums and deposits	$23,679	$22,333	$17,487
Currency impact	-	182	(5)
Constant currency premiums and deposits	$23,679	$22,515	$17,482

 Manulife Financial Corporation – Second Quarter 2013

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
(C$ millions) As at	2Q 2013	1Q 2013	(restated)(1) 2Q 2012
Total invested assets	$231,935	$231,252	$227,094
Segregated funds net assets	221,952	219,449	203,450
Funds under management per financial statements	$453,887	$450,701	$430,544
Mutual funds	76,634	68,996	53,821
Institutional advisory accounts (excluding segregated funds)	28,416	27,736	21,918
Other funds	8,025	7,774	6,663
Total funds under management	$566,962	$555,207	$512,946
Currency impact	-	12,620	6,201
Constant currency funds under management	$566,962	$567,827	$519,147

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
(C$ millions) As at	2Q 2013	1Q 2013	(restated)(1) 2Q 2012
Total equity	$26,544	$25,791	$25,010
Add AOCI loss on cash flow hedges	131	177	226
Add liabilities for preferred shares and capital instruments	4,130	4,113	3,914
Total capital	$30,805	$30,081	$29,150

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

Sales are measured according to product type:
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

Total Annualized Insurance and Wealth Premium Equivalent (“APE”) Basis Sales are sales that comprise 100 per cent of regular premium/deposit sales and 10 per cent of single premium/deposit sales for both insurance and wealth management products.

F4	Key Planning assumptions and uncertainties
Manulife’s 2016 management objectives do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long term assumptions, and favourable investment experience included in core earnings19.

19	Interest rate assumptions based on forward curve as of June 30, 2012. Core earnings includes up to $200 million per annum of investment gains.

 Manulife Financial Corporation – Second Quarter 2013

F5      Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE, the impact of the sale of our Taiwan life insurance business on MLI’s MCCSR ratio; the third quarter 2013 charge related to the annual review of actuarial methods and assumptions; the continued growth in insurance sales in Asia; and the quarterly run rate hedging costs and annual run rate savings from E&E projects.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and core ROE, the assumptions described under “Key Planning Assumptions and Uncertainties” in our 2012 Annual Report and in this document and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2012 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

 Manulife Financial Corporation – Second Quarter 2013

Consolidated Statements of Financial Position
As at (Canadian $ in millions, unaudited)	June 30, 2013	December 31, 2012
ASSETS
Cash and short-term securities	$13,642	$13,480
Securities
Bonds	117,546	119,281
Equities	12,995	11,995
Loans
Mortgages	36,244	35,082
Private placements	20,890	20,275
Policy loans	7,218	6,793
Bank loans	2,028	2,142
Real estate	8,686	8,513
Other invested assets	12,686	11,561
Total invested assets (note 3)	$231,935	$229,122
Other assets
Accrued investment income	$1,835	$1,794
Outstanding premiums	888	1,009
Derivatives (note 4)	10,349	14,707
Reinsurance assets (note 5)	18,802	18,681
Deferred tax asset	3,940	3,445
Goodwill and intangible assets	5,265	5,113
Miscellaneous	3,235	3,127
Total other assets	$44,314	$47,876
Segregated funds net assets (note 15)	$221,952	$207,985
Total assets	$498,201	$484,983
LIABILITIES and EQUITY
Liabilities
Policy liabilities (note 6)
Insurance contract liabilities	$198,441	$199,588
Investment contract liabilities	2,531	2,420
Bank deposits	18,838	18,857
Derivatives (note 4)	7,512	7,500
Deferred tax liability	626	603
Other liabilities	12,867	13,922
	$240,815	$242,890
Long-term debt (note 9)	4,760	5,046
Liabilities for preferred shares and capital instruments (note 10)	4,130	3,903
Segregated funds net liabilities (note 15)	221,952	207,985
Total liabilities	$471,657	$459,824
Equity
Issued share capital
Preferred shares (note 11)	$2,693	$2,497
Common shares (note 11)	20,046	19,886
Contributed surplus	267	257
Shareholders’ retained earnings	3,512	3,256
Shareholders’ accumulated other comprehensive income (loss) on
Pension and other post-employment plans	(676)	(653)
Available-for-sale securities	196	363
Cash flow hedges	(131)	(185)
Translation of foreign operations	163	(709)
Total shareholders’ equity	$26,070	$24,712
Participating policyholders’ equity	194	146
Non-controlling interests	280	301
Total equity	$26,544	$25,159
Total liabilities and equity	$498,201	$484,983

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien                                                                                 Richard B. DeWolfe
President and Chief Executive Officer                                               Chairman of the Board of Directors

 Manulife Financial Corporation – Second Quarter 2013

Consolidated Statements of Income (Loss)
For the	three months ended June 30		six months ended June 30
(Canadian $ in millions except per share amounts, unaudited)	2013	2012	2013	2012
Revenue
Premium income
Gross premiums	$6,497	$6,424	$12,779	$12,623
Premiums ceded to reinsurers	(2,138)	(1,965)	(3,821)	(3,660)
Net premium income prior to FDA coinsurance	$4,359	$4,459	$8,958	$8,963
Premiums ceded relating to FDA coinsurance (note 5)	-	(5,428)	-	(5,428)
	$4,359	$(969)	$8,958	$3,535
Investment income (note 3)
Investment income	$1,954	$2,865	$3,380	$4,445
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	(9,000)	7,303	(10,875)	3,237
Net investment income (loss)	$(7,046)	$10,168	$(7,495)	$7,682
Other revenue	$2,341	$2,052	$4,331	$3,835
Total revenue	$(346)	$11,251	$5,794	$15,052
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,553	$2,409	$5,099	$4,875
Maturity and surrender benefits	1,306	1,163	2,568	2,407
Annuity payments	844	807	1,706	1,603
Policyholder dividends and experience rating refunds	285	286	521	560
Net transfers from segregated funds	(176)	(229)	(261)	(387)
Change in insurance contract liabilities	(7,060)	11,770	(7,641)	8,361
Change in investment contract liabilities	50	10	69	46
Ceded benefits and expenses	(1,610)	(1,543)	(3,148)	(2,907)
Change in reinsurance assets (note 5)	493	(5,664)	618	(5,659)
Net benefits and claims	$(3,315)	$9,009	$(469)	$8,899
General expenses	1,123	1,084	2,244	2,101
Investment expenses	300	259	585	510
Commissions	941	1,000	1,892	1,976
Interest expense	308	305	603	585
Net premium taxes	92	79	164	150
Total contract benefits and expenses	$(551)	$11,736	$5,019	$14,221
Income (loss) before income taxes	$205	$(485)	$775	$831
Income tax recovery	103	186	88	118
Net income (loss)	$308	$(299)	$863	$949
Net income (loss) attributed to:
Non-controlling interests	$9	$13	$16	$21
Participating policyholders	40	(31)	48	(16)
Shareholders	259	(281)	799	944
	$308	$(299)	$863	$949
Net income (loss) attributed to shareholders	$259	$(281)	$799	$944
Preferred share dividends	(32)	(28)	(64)	(52)
Common shareholders’ net income (loss)	$227	$(309)	$735	$892
Earnings (Loss) per share
Weighted average number of common shares outstanding (in millions)	1,834	1,808	1,831	1,805
Weighted average number of diluted common shares outstanding (in millions)	1,860	1,808	1,858	1,924
Basic earnings (loss) per common share	$0.12	$(0.17)	$0.40	$0.49
Diluted earnings (loss) per common share	$0.12	$(0.17)	$0.40	$0.48
Dividends per common share	$0.13	$0.13	$0.26	$0.26

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – Second Quarter 2013

Consolidated Statements of Comprehensive Income
For the	three months ended June 30		six months ended June 30
(Canadian $ in millions, unaudited)	2013	2012	2013	2012
Net income (loss)	$308	$(299)	$863	$949
Other comprehensive income (“OCI”), net of tax
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(14)	$(10)	$(23)	$(2)
Total items that will not be reclassified to net income	$(14)	$(10)	$(23)	$(2)
Items that are or may be subsequently reclassified to net income:
Change in unrealized foreign exchange gains (losses) on
Translation of foreign operations	$650	$535	$910	$(55)
Net investment hedges	(29)	(24)	(38)	5
Change in unrealized gains (losses) on available-for-sale financial securities
Unrealized gains (losses) arising during the period	(305)	172	(233)	240
Reclassification of realized (gains) losses and impairments to net income	91	(173)	66	(95)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Unrealized gains (losses) arising during the period	44	(57)	50	16
Reclassification of realized losses to net income	2	2	4	4
Share of other comprehensive loss of associates	-	(3)	-	(3)
Total items that are or may be subsequently reclassified to net income	$453	$452	$759	$112
Other comprehensive income, net of tax	$439	$442	$736	$110
Total comprehensive income, net of tax	$747	$143	$1,599	$1,059
Total comprehensive income (loss) attributed to:
Non-controlling interests	$9	$15	$16	$21
Participating policyholders	40	(31)	48	(16)
Shareholders	698	159	1,535	1,054

Income Taxes Included in Other Comprehensive Income
For the	three months ended June 30		six months ended June 30
(Canadian $ in millions, unaudited)	2013	2012	2013	2012
Income tax (recovery) expense on
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(8)	$(6)	$(12)	$(1)
Total items that will not be reclassified to net income	$(8)	$(6)	$(12)	$(1)
Items that are or may be subsequently reclassified to net income:
Unrealized foreign exchange gains/losses on translation of foreign operations	$2	$2	$(4)	$-
Unrealized foreign exchange gains/losses on net investment hedges	(10)	(8)	(13)	2
Unrealized gains/losses on available-for-sale financial securities	(67)	44	(51)	74
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	50	(30)	53	(10)
Unrealized gains/losses on cash flow hedges	22	(30)	26	6
Reclassification of realized losses to net income on cash flow hedges	1	1	2	2
Share of other comprehensive loss of associates	-	(1)	-	(1)
Total items that are or may be subsequently reclassified to net income	$(2)	$(22)	$13	$73
Total income tax (recovery) expense	$(10)	$(28)	$1	$72

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – Second Quarter 2013

Consolidated Statements of Changes in Equity
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2013	2012
Preferred shares
Balance, beginning of period	$2,497	$1,813
Issued during the period (note 11)	200	500
Issuance costs, net of tax	(4)	(12)
Balance, end of period	$2,693	$2,301
Common shares
Balance, beginning of period	$19,886	$19,560
Issued on exercise of stock options	2	-
Issued under dividend reinvestment and share purchase plans	158	163
Balance, end of period	$20,046	$19,723
Contributed surplus
Balance, beginning of period	$257	$245
Exercise of stock options and deferred share units	-	1
Stock option expense	10	12
Balance, end of period	$267	$258
Shareholders’ retained earnings
Balance, beginning of period	$3,256	$2,501
Effect of accounting change (note 2)	-	4
Net income attributed to shareholders	799	944
Preferred share dividends	(64)	(52)
Common share dividends	(479)	(472)
Balance, end of period	$3,512	$2,925
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	$(1,184)	$96
Effect of accounting change (note 2)	-	(915)
Change in unrealized foreign exchange gains (losses) of net foreign operations	872	(50)
Change in actuarial gains (losses) on pension and other post-employment plans	(23)	(2)
Change in unrealized gains (losses) on available-for-sale financial securities	(167)	145
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	54	20
Share of other comprehensive loss of associates	-	(3)
Balance, end of period	$(448)	$(709)
Total shareholders’ equity, end of period	$26,070	$24,498
Participating policyholders’ equity
Balance, beginning of period	$146	$249
Net income (loss) attributed to participating policyholders	48	(16)
Balance, end of period	$194	$233
Non-controlling interests
Balance, beginning of period	$301	$415
Effect of accounting change (note 2)	-	(177)
Net income attributed to non-controlling interests	16	21
Contributions (distributions), net	(37)	20
Balance, end of period	$280	$279
Total equity, end of period	$26,544	$25,010
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements

 Manulife Financial Corporation – Second Quarter 2013

Consolidated Statements of Cash Flows
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2013	2012
Operating activities
Net income	$863	$949
Adjustments for non-cash items in net income:
Increase (decrease) in insurance contract liabilities	(7,641)	8,361
Increase in investment contract liabilities	69	46
(Increase) decrease in reinsurance assets, net of premium ceded relating to FDA coinsurance (note 5)	618	(231)
Amortization of premium/discount on invested assets	14	21
Other amortization	205	187
Net realized and unrealized (gains) losses including impairments	12,430	(2,977)
Deferred income tax recovery	(356)	(234)
Stock option expense	10	12
Net income adjusted for non-cash items	$6,212	$6,134
Changes in policy related and operating receivables and payables	(384)	(759)
Cash provided by operating activities	$5,828	$5,375
Investing activities
Purchases and mortgage advances	$(31,409)	$(37,874)
Disposals and repayments	26,340	32,672
Changes in investment broker net receivables and payables	(116)	(148)
Net cash decrease from purchase of subsidiary	(73)	-
Cash used in investing activities	$(5,258)	$(5,350)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(142)	$(511)
Repayment of long-term debt	(350)	-
Issue of capital instruments, net	199	497
Repayment of capital instruments	-	(1,000)
Net redemption of investment contract liabilities	(80)	(62)
Funds repaid, net	(118)	(3)
Secured borrowings from securitization transactions	-	250
Changes in bank deposits, net	(35)	822
Shareholder dividends paid in cash	(385)	(361)
(Distributions to) contributions from non-controlling interests, net	(37)	20
Common shares issued, net	2	-
Preferred shares issued, net	196	488
Cash provided by (used in) financing activities	$(750)	$140
Cash and short-term securities
Increase (decrease) during the period	$(180)	$165
Effect of foreign exchange rate changes on cash and short-term securities	389	2
Balance, beginning of period	12,847	12,266
Balance, end of period	$13,056	$12,433
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$13,480	$12,799
Net payments in transit, included in other liabilities	(633)	(533)
Net cash and short-term securities, beginning of period	$12,847	$12,266
End of period
Gross cash and short-term securities	$13,642	$12,990
Net payments in transit, included in other liabilities	(586)	(557)
Net cash and short-term securities, end of period	$13,056	$12,433
Supplemental disclosures on cash flow information:
Interest received	$4,181	$4,292
Interest paid	$466	$526
Income taxes paid	$281	$252

    The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – Second Quarter 2013

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of customers.  These products and services include individual life insurance, group life and health insurance, long-term care services, pension products, annuities, mutual funds and banking products.  MFC provides asset management services to institutional customers worldwide and offers reinsurance solutions, specializing in property and casualty retrocession. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

(b)	Basis of presentation
MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”).  These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”). Management has determined that the consolidated financial statements present fairly the entity’s financial position, financial performance and cash flows.

These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2012, the accompanying notes included on pages 90 to 167 of the Company’s 2012 Annual Report and the additional disclosures included in notes 2 and 11 of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2013.

These Interim Consolidated Financial Statements of MFC as at and for the three and six month periods ended June 30, 2013 were authorized for issue by the Board of Directors on August 7, 2013.

Note 2 Accounting and Reporting Changes

(a)	Impact of standards applied retrospectively
Effective January 1, 2013, the Company adopted several new and amended accounting pronouncements. The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively.  As a result of these adoptions, net income attributed to shareholders for the six months ended June 30, 2012 increased by $38 and the January 1, 2012 balance of shareholder’s retained earnings was increased by $4. Refer to note 2 of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2013 for a description of these new and amended accounting pronouncements and the impact to annual results reported in 2012.

(b)	Future accounting and reporting changes

(i)	IFRIC 21 “Levies”
IFRIC Interpretation 21 “Levies” was issued in May 2013 and is effective for years beginning on or after January 1, 2014 and provides guidance on recognizing liabilities for payments to government in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.  It does not provide guidance on accounting for income taxes, fines and penalties or for acquisition of assets or services from governments.  IFRIC 21 establishes that a liability for a levy is recognized when the activity that triggers payment occurs. Adoption of this amendment is not expected to have significant impact on the Company’s consolidated financial statements.

(ii)	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”
An amendment to IAS 39 was issued in June 2013 to address the accounting for derivatives designated as hedging instruments, when there has been a change in the counterparties to the agreement.  The amendment specifically permits entities to continue hedge accounting, when certain criteria have been met.  The amendment is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.  Adoption of this amendment is not expected to have significant impact on the Company’s consolidated financial statements.

(iii)	IFRS 9 “Financial Instruments”
The IASB has recently decided not to specify a mandatory effective date for IFRS 9 until they have finalized the requirements for classification and measurement and impairment of financial assets.  An effective date will be determined once the requirements are issued.  Consequently, it is unlikely that these requirements will be effective in fiscal 2015.

 Manulife Financial Corporation – Second Quarter 2013

Note 3 Invested Assets

(a)	Carrying values and fair values of invested assets

As at June 30, 2013	FVTPL	AFS	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$618	$8,794	$4,230	$13,642	$13,642
Bonds(2)
Canadian government and agency	13,485	2,658	-	16,143	16,143
U.S. government and agency	16,464	8,257	-	24,721	24,721
Other government and agency	11,149	2,124	-	13,273	13,273
Corporate	55,593	4,475	-	60,068	60,068
Mortgage/asset-backed securities	2,741	600	-	3,341	3,341
Equities	11,160	1,835	-	12,995	12,995
Loans
Mortgages	-	-	36,244	36,244	37,943
Private placements	-	-	20,890	20,890	22,112
Policy loans	-	-	7,218	7,218	7,218
Bank loans	-	-	2,028	2,028	2,035
Real estate
Own use property	-	-	808	808	1,457
Investment property	-	-	7,878	7,878	7,878
Other invested assets(3)	5,418	102	7,166	12,686	12,762
Total invested assets(4)	$116,628	$28,845	$86,462	$231,935	$235,588

As at December 31, 2012
Cash and short-term securities(1)	$531	$8,362	$4,587	$13,480	$13,480
Bonds(2)
Canadian government and agency	12,929	3,014	-	15,943	15,943
U.S. government and agency	18,361	8,811	-	27,172	27,172
Other government and agency	11,750	1,866	-	13,616	13,616
Corporate	54,024	4,778	-	58,802	58,802
Mortgage/asset-backed securities	3,219	529	-	3,748	3,748
Equities	10,370	1,625	-	11,995	11,995
Loans
Mortgages	-	-	35,082	35,082	37,468
Private placements	-	-	20,275	20,275	22,548
Policy loans	-	-	6,793	6,793	6,793
Bank loans	-	-	2,142	2,142	2,148
Real estate
Own use property	-	-	789	789	1,368
Investment property	-	-	7,724	7,724	7,724
Other invested assets(3)	4,832	116	6,613	11,561	11,777
Total invested assets(4)	$116,016	$29,101	$84,005	$229,122	$234,582

(1)
Includes short-term securities (i.e., maturities of less than one year at acquisition) amounting to $4,478 (December 31, 2012 – $2,030) and cash equivalents (i.e., maturities of less than 90 days at acquisition) amounting to $4,934 (December 31, 2012 – $6,863).

(2)	Total bonds include securities which are deemed to be short-term securities and cash equivalents of $805 and nil, respectively (December 31, 2012 – $850 and $132, respectively).

(3)
Other invested assets include private equity of $1,993, power and infrastructure of $3,150, oil and gas of $1,515, timber and agriculture sectors of $2,444 as well as investments in leveraged leases of $2,772 (December 31, 2012 – $1,761, $2,913, $1,355, $2,243 and $2,591, respectively).

(4)
The methodologies for determining fair value of the Company’s invested assets are described in note 2 of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2013.

 Manulife Financial Corporation – Second Quarter 2013

(b)	Bonds and equities classified as fair-value-through-profit-and-loss (“FVTPL”)
The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance and investment contract liabilities are reflected in net income rather than in OCI.

(c)	Bonds and equities classified as AFS
Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(d)	Investment income

	three months ended June 30		six months ended June 30
For the	2013	2012	2013	2012
Interest income	$2,158	$2,155	$4,270	$4,304
Dividend, rental and other income	343	293	637	543
Impairments and provisions for loan losses	22	(35)	(1)	(77)
Realized gains (losses) on assets backing surplus	(569)	452	(1,526)	(325)
	$1,954	$2,865	$3,380	$4,445
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Bonds	$(5,112)	$3,170	$(5,658)	$1,927
Stocks	(158)	(370)	448	321
Loans	15	112	12	140
Real estate	39	96	54	292
Other investments	118	63	197	90
Derivatives	(3,902)	4,232	(5,928)	467
	$(9,000)	$7,303	$(10,875)	$3,237
Total investment income	$(7,046)	$10,168	$(7,495)	$7,682

The realized gains (losses) on assets backing surplus primarily relate to the fair value changes of the shorted equity futures contracts utilized for the Company's macro equity risk hedging strategies as well as the sale of bonds backing surplus.

The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of the Company's policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass-through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The volatility in realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities relates primarily to the impact of interest rates changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.

(e)	Mortgage securitization
The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), Government of Canada National Housing Act (“NHA”) Mortgage Backed Securities (“MBS”) program, as well as to other third party investors.  Additionally, the Company mitigates credit risk on certain mortgages through transfers to third party investors.  Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings, as described in note 1(d) of the Company’s 2012 Annual Consolidated Financial Statements.

There are no expected credit losses on the mortgages that have been securitized under the Government of Canada CMB and NHA MBS programs and the HELOC securitization as they are government guaranteed. Benefits received from the transfers include interest spread between the asset and associated liability.

The cash flows received from the assets/mortgages are used to settle the related secured borrowing liability. Receipts of principal are deposited into a trust account for settlement of the liability at the time of maturity. The transferred assets and related cash flows cannot be transferred or used for other purposes. For the HELOC transactions, receipts of principal are allocated to the Company (the Seller) during the revolving period of the deal and are accumulated for settlement of the liability based on the terms of the note.

 Manulife Financial Corporation – Second Quarter 2013

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

As at June 30, 2013	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities
HELOC securitization(1)	$1,250	$6	$1,256	$1,248
CMB securitization	150	333	483	482
Total	$1,400	$339	$1,739	$1,730

As at December 31, 2012
HELOC securitization(1)	$1,250	$6	$1,256	$1,248
CMB securitization	200	283	483	482
NHA MBS securitization(2)	1	8	9	9
Total	$1,451	$297	$1,748	$1,739

(1)            The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	Under the Government of Canada programs for NHA MBS securitization, cash received on the mortgages is held in a restricted cash account for the payment of the liability under the terms of the program.

The fair value of the securitized assets and associated liabilities are as follows.

As at June 30, 2013	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities	Net
HELOC securitization	$1,250	$6	$1,256	$1,258	$(2)
CMB securitization	153	333	486	487	(1)
Total	$1,403	$339	$1,742	$1,745	$(3)

As at December 31, 2012
HELOC securitization	$1,250	$6	$1,256	$1,256	$-
CMB securitization	205	282	487	491	(4)
NHA MBS securitization	1	8	9	9	-
Total	$1,456	$296	$1,752	$1,756	$(4)

Note 4 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.  The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate or other financial instrument at a predetermined price/rate within a specified time.

 Manulife Financial Corporation – Second Quarter 2013

See variable annuity guarantee dynamic hedging strategy in note 10(a) of the Company’s 2012 Annual Consolidated Financial Statements for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

Qualifying hedge accounting relationships
The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

Derivatives in qualifying fair value hedging relationships
For the three months ended June 30, 2013	Hedged items in qualifying fair alue hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$423	$(436)	$(13)
	Fixed rate liabilities	(17)	16	(1)
Foreign currency swaps	Fixed rate assets	7	(4)	3
Total		$413	$(424)	$(11)

For the three months ended June 30, 2012
Interest rate swaps	Fixed rate assets	$(650)	$574	$(76)
	Fixed rate liabilities	9	(9)	-
Foreign currency swaps	Fixed rate assets	(2)	3	1
Total		$(643)	$568	$(75)

For the six months ended June 30, 2013
Interest rate swaps	Fixed rate assets	$608	$(640)	$(32)
	Fixed rate liabilities	(16)	16	-
Foreign currency swaps	Fixed rate assets	10	(5)	5
Total		$602	$(629)	$(27)

For the six months ended June 30, 2012
Interest rate swaps	Fixed rate assets	$(136)	$86	$(50)
	Fixed rate liabilities	(15)	15	-
Total		$(151)	$101	$(50)

Cash flow hedges
The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

 Manulife Financial Corporation – Second Quarter 2013

Derivatives in qualifying cash flow hedging relationships
For the three months ended June 30, 2013	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(5)	$(3)	$-
Foreign currency swaps	Floating rate liabilities	63	-	-
Foreign currency forwards	Forecasted expenses	(5)	-	-
Total return swaps	Stock-based compensation	16	-	-
Total		$69	$(3)	$-

For the three months ended June 30, 2012
Interest rate swaps	Forecasted liabilities	$(9)	$(3)	$-
Foreign currency Swpas	Floating rate liabilities	(63)	-	-
Foreign currency forwards	Forecasted expenses	(1)	-	-
Total return swaps	Stock-based compensation	(17)	-	-
Total		$(90)	$(3)	$-
For the six months ended June 30, 2013
Interest rate swaps	Forecasted liabilities	$(9)	$(6)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	85	-	-
Foreign currency forwards	Forecasted expenses	(10)	-	-
Total return swaps	Stock-based compensation	15	-	-
Total		$80	$(6)	$-

For the six months ended June 30, 2012
Interest rate swaps	Forecasted liabilities	$4	$(6)	$-
Foreign currency Swpas	Floating rate liabilities	(5)	-	-
Foreign currency forwards	Forecasted expenses	2	-	-
Total return swaps	Stock-based compensation	18	-	-
Total		$19	$(6)	$-

The Company anticipates that net losses of approximately $34 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 28 years.

Hedges of net investments in net foreign operations
The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in net foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

 Manulife Financial Corporation – Second Quarter 2013

Hedging instruments in net investment hedging relationships
For the three months ended June 30, 2013	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$(39)	$-	$-
Total	$(39)	$-	$-

For the three months ended June 30, 2012
Currency swaps and interest rate swaps	$(11)	$-	$-
Non-functional currency denominated debt	(22)	-	-
Total	$(33)	$-	$-

For the six months ended June 30, 2013
Currency swaps and interest rate swaps	$23	$-	$-
Non-functional currency denominated debt	(62)	-	-
Total	$(39)	$-	$-

For the six months ended June 30, 2012
Currency swaps and interest rate swaps	$8	$-	$-
Non-functional currency denominated debt	(2)	-	-
Total	$6	$-	$-

Derivatives not designated in qualifying hedge accounting relationships
The Company generally does not enter into derivative contracts for speculative purposes. Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives also is recorded through net income. Given the changes in fair value of these derivatives and hedged related risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective.

The effects of derivatives in non-hedge accounting relationships on the Consolidated Statements of Income are shown in the following table.

	three months ended June 30		six months ended June 30
For the	2013	2012	2013	2012
Non-qualifying hedge accounting relationships
Investment income (loss)
Interest rate swaps	$(3,651)	$4,037	$(4,952)	$1,236
Treasury locks	(174)	-	(174)	-
Credit default swaps	-	-	-	1
Stock futures	(497)	554	(2,107)	(1,098)
Currency futures	(50)	74	(62)	(11)
Interest rate futures	130	(136)	129	(78)
Interest rate options	(21)	7	1	5
Equity options	1	-	(27)	-
Total return swaps	90	(11)	103	(12)
Foreign currency swaps	(110)	(2)	(186)	(23)
Foreign currency forwards	(21)	(4)	(42)	(19)
Bond forwards	8	-	-	-
Total investment income (loss) from derivatives in non-qualifying hedge accounting relationships	$(4,295)	$4,519	$(7,317)	$1

 Manulife Financial Corporation – Second Quarter 2013

Fair value of derivatives
The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (see note 7).

Term to maturity	Less than	1 to 3	3 to 5	Over 5
As at June 30, 2013	1 year	years	years	years	Total
Derivative assets	$79	$260	$338	$9,672	$10,349
Derivative liabilities	43	311	478	6,680	7,512
As at December 31, 2012
Derivative assets	$69	$215	$396	$14,027	$14,707
Derivative liabilities	75	290	442	6,693	7,500

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in qualifying hedge accounting and non-qualifying hedge accounting relationships are summarized in the following table.

As at		June 30, 2013			December 31, 2012
			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$6,279	$121	$736	$6,726	$54	$1,352
	Foreign currency swaps	73	-	19	69	-	28
Cash flow hedges	Interest rate swaps	42	-	-	80	4	-
	Foreign currency swaps	784	-	99	776	-	147
	Forward contracts	208	-	1	182	9	-
	Equity contracts	136	13	-	77	4	3
Net investment hedges	Foreign currency swaps	-	-	-	160	-	23
Total derivatives in qualifying hedge accounting relationships		$7,522	$134	$855	$8,070	$71	$1,553
Non-qualifying hedge accounting relationships
	Interest rate swaps	$175,543	$9,823	$5,981	$150,738	$14,226	$5,489
	Interest rate futures	5,597	-	-	6,079	-	-
	Interest rate options	2,139	38	-	1,316	43	-
	Foreign currency swaps	6,641	222	493	6,681	348	439
	Currency rate futures	5,165	-	-	5,310	-	-
	Forward contracts	4,338	19	182	617	1	13
	Equity contracts	1,414	105	1	264	11	6
	Credit default swaps	310	8	-	264	7	-
	Equity futures	14,323	-	-	17,482	-	-
Total derivatives in non-qualifying hedge accounting relationships		$215,470	$10,215	$6,657	$188,751	$14,636	$5,947
Total derivatives		$222,992	$10,349	$7,512	$196,821	$14,707	$7,500

 Manulife Financial Corporation – Second Quarter 2013

Note 5 Fixed Deferred Annuity Coinsurance Transactions

In 2012, the Company entered into a coinsurance agreement, effective April 1, 2012, to reinsure 89 per cent of its book value fixed deferred annuity business from John Hancock U.S.A. and a separate agreement, effective July 1, 2012, to reinsure 90 per cent of its book value fixed deferred annuity business from John Hancock Life Insurance Company of New York.   Under the terms of both of these agreements, the Company will maintain the responsibility for servicing of the policies.

The transactions were structured such that the Company ceded the actuarial liabilities and transferred related invested assets which included US$7,178 in cash and other invested assets backing the actuarial liabilities as premiums paid to the reinsurers in exchange for assuming these liabilities. Due to the significant size of these transactions, the premiums ceded are shown separately in the Consolidated Statements of Income.

Note 6 Policy Liabilities

The Company monitors experience and reviews the assumptions used in the calculation of policy liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in policy liabilities.

For the six months ended June  30, 2013, the impact of changes in assumptions and model enhancements resulted in an increase in reserves and decrease in shareholders’ pre-tax income of $153 (2012 – increase in reserves and decrease in shareholders’ pre-tax income of $966). In the second quarter of 2012, the change in methods and assumptions included $993 related to the annual update for the ultimate reinvestment rates used in the valuation of policy liabilities, which started to be recognized quarterly in 2013.

The Company will be completing its annual review of actuarial methods and assumptions in the third quarter of 2013. While the Company currently cannot reasonably quantify the impact of the review, the Company expects it will result in a charge that is lower than in prior years; however, the Company also expects a significant offset in the third and fourth quarter due to a number of one-time items. The net of all these items, including the actuarial assumption review, is impossible to predict since the work is still ongoing, but it is not expected to be substantial in either direction.

Note 7 Risk Management

Sensitivities and risk exposure measures
Caution related to sensitivities: In these Interim Consolidated Financial Statements, the Company has provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

Variable annuity and segregated fund guarantees
The table below provides information related to the Company’s variable annuities and segregated funds products with guarantees. Under IFRS, the guarantees associated with these products are considered to be embedded derivatives. However, as these guarantees either contain significant insurance risk and/or are closely related to the host contract, the embedded derivatives are not required to be accounted for separately at fair value in the Company’s Interim Consolidated Financial Statements. Variable annuity and segregated fund guarantees make up the most material portion of the embedded derivatives exempt from separate measurement at fair value.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or, in some cases, for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

 Manulife Financial Corporation – Second Quarter 2013

Variable annuity and segregated fund guarantees net of reinsurance

As at	June 30, 2013			December 31, 2012
	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$6,502	$5,016	$1,501	$6,581	$4,958	$1,630
Guaranteed minimum withdrawal benefit	66,517	60,640	6,508	65,481	58,659	7,183
Guaranteed minimum accumulation benefit	18,408	20,678	503	20,380	21,468	1,383
Gross living benefits(2)	$91,427	$86,334	$8,512	$92,442	$85,085	$10,196
Gross death benefits(3)	13,018	10,829	1,901	13,316	10,622	2,206
Total gross of reinsurance and hedging	$104,445	$97,163	$10,413	$105,758	$95,707	$12,402
Living benefits reinsured	$5,696	$4,408	$1,297	$5,780	$4,358	$1,427
Death benefits reinsured	3,710	3,300	658	3,673	3,140	709
Total reinsured	$9,406	$7,708	$1,955	$9,453	$7,498	$2,136
Total, net of reinsurance	$95,039	$89,455	$8,458	$96,305	$88,209	$10,266

(1)     Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For GMDB, the net amount at risk is defined as the current GMDB in excess of the current account balance.  For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value.  For all guarantees, the net amount at risk is floored at zero at the single contract level.

Publicly traded equity performance risk – risk exposure measures

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential net impact is shown after taking into account the impact of the change in markets on the hedge assets. While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income. The potential impact is shown assuming:

(a)	First that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation, and

(b)
Then that the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end. In addition, the calculations assume that the Company increases its macro equity hedges in negative market shock scenarios and reduces macro equity hedges in positive market shock scenarios.

 Manulife Financial Corporation – Second Quarter 2013

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2013	-30%	-20%	-10%	10%	20%	30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2),(3),(4)	$(1,110)	$(730)	$(300)	$180	$370	$570
Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(5)	(590)	(390)	(150)	20	20	30
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3),(4),(5)	$(1,700)	$(1,120)	$(450)	$200	$390	$600

As at December 31, 2012
					Restated(6)	Restated(6)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2), (3),(4)	$(1,210)	$(720)	$(310)	$200	$460	$670
Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(5)	(710)	(470)	(190)	(10)	(40)	(70)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3),(4),(5)	$(1,920)	$(1,190)	$(500)	$190	$420	$600

(1)     See “Caution related to sensitivities” above.

(2)
The impact for component related to general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife
Bank of Canada. The participating insurance contract funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)	Includes the impact of rebalancing equity hedges in the Macro Hedge Program in accordance with our Macro Hedge Policy.

(4)     Variable annuity guarantee liabilities include best estimate liabilities and associated provisions for adverse deviation.

(5)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

(6)
The numbers above were restated to reflect the fact that in the first quarter of 2013, we refined our assumptions with respect to the amount of macro hedge offsets in the above calculations.  We now assume that we reduce the equity hedges in our Macro Hedge Program under positive market shock scenarios.

Interest rate and spread risk – risk exposure measures
The following table shows the potential impact on net income attributed to shareholders of a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point decline in interest rates includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to rates for less than, or more than, the amounts indicated are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.  The income impact does not allow for any potential changes to the ultimate reinvestment rate (“URR”) assumptions or other potential impacts of lower interest rate levels.

 Manulife Financial Corporation – Second Quarter 2013

Potential impact on net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities, including embedded derivatives, and before the impact of the change in value of AFS fixed income investments(1),(2),(3),(4),(5)

	June 30, 2013				December 31, 2012
As at	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(3)	$(200)		$100		$(200)		$-
Variable annuity guarantees(4)	(300)		200		(200)		200
Total	$(500)		$300		$(400)		$200

(1)	See ”Caution related to sensitivities” above.

(2)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(3)	The participating insurance and investment contract funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(4)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

(5)	For general fund adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

The potential impact on net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment.  Changes in the market value of these assets, if realized, may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at	June 30, 2013	December 31, 2012
Corporate spreads(4)
Increase 50 basis points	$500	$500
Decrease 50 basis points	(500)	(1,000)
Swap spreads
Increase 20 basis points	$(600)	$(600)
Decrease 20 basis points	600	600

(1)	See ”Caution related to sensitivities” above. Actual results may differ materially from these estimates.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to the expected long-term average over five years.

As the sensitivity to  a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.  Based on spreads at the end of the second quarter of 2013, a 50 basis point decline in corporate spreads would not result in a movement to a different prescribed reinvestment scenario for policy liability valuation in any jurisdictions.  As at December 31, 2012, the potential earnings impact of a 50 basis point decline in corporate spreads included approximately $400 related to the impact of the scenario change.

Credit risk

Credit quality
For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome.  The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

 Manulife Financial Corporation – Second Quarter 2013

The following table summarizes the recorded investment by credit quality indicator.

As at June 30, 2013	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$762	$3,151	$5,724	$9,207	$793	$1,253	$20,890
Mortgages	2,043	2,396	6,407	8,518	638	282	20,284
Total	$2,805	$5,547	$12,131	$17,725	$1,431	$1,535	$41,174

As at December 31, 2012
Loans (excluding Manulife Bank of Canada)
Private placements	$697	$2,633	$5,709	$9,116	$835	$1,285	$20,275
Mortgages	2,301	2,024	3,781	10,749	631	357	19,843
Total	$2,998	$4,657	$9,490	$19,865	$1,466	$1,642	$40,118

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery.  Write-offs, net of recoveries, are deducted from the allowance for credit losses.  All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment by credit quality indicator.

As at June 30, 2013	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$-	$9,469	$6,406	$85	$15,960
Bank loans	-	395	1,585	48	2,028
Total	$-	$9,864	$7,991	$133	$17,988

As at December 31, 2012
Manulife Bank of Canada
Mortgages	$-	$9,425	$5,718	$96	$15,239
Bank loans	-	398	1,714	30	2,142
Total	$-	$9,823	$7,432	$126	$17,381

Past due or credit impaired financial assets
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS bonds. Impairment losses on AFS bonds are recognized in income when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond. In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as FVTPL which it deems represent an impairment.

The following table summarizes the carrying value or impaired value, in the case of impaired bonds, of the Company’s financial assets that are considered past due or impaired.

 Manulife Financial Corporation – Second Quarter 2013

	Past due but not impaired
As at June 30, 2013	Less than 90 days	90 days and greater	Total	Total impaired
Bonds
FVTPL	$2	$-	$2	$122
AFS	2	-	2	9
Loans
Private placements	106	-	106	72
Mortgages and bank loans	66	20	86	49
Other financial assets	86	46	132	2
Total	$262	$66	$328	$254

As at December 31, 2012
Bonds
FVTPL	$69	$-	$69	$156
AFS	4	-	4	15
Loans
Private placements	102	12	114	83
Mortgages and bank loans	79	27	106	81
Other financial assets	67	43	110	2
Total	$321	$82	$403	$337

The following table summarizes the Company's loans that are considered impaired.

Impaired loans
As at and for the six months ended June 30, 2013	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$113	$139	$41	$114	$-
Mortgages and bank loans	73	77	24	98	-
Total	$186	$216	$65	$212	$-

As at and for the year ended December 31, 2012
Private placements	$118	$140	$35	$164	$-
Mortgages and bank loans	135	143	54	167	-
Total	$253	$283	$89	$331	$-

(1)   Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

 Manulife Financial Corporation – Second Quarter 2013

Allowance for loan losses

For the three months ended June 30,			2013			2012
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, April 1	$32	$36	$68	$61	$40	$101
Provisions	4	5	9	6	1	7
Recoveries	(10)	-	(10)	(4)	-	(4)
Write-offs(1)	(2)	-	(2)	(8)	(2)	(10)
Balance, June 30	$24	$41	$65	$55	$39	$94

For the six months ended June 30,			2013			2012
Balance, January 1	$54	$35	$89	$53	$41	$94
Provisions	9	9	18	16	1	17
Recoveries	(11)	-	(11)	(6)	-	(6)
Write-offs(1)	(28)	(3)	(31)	(8)	(3)	(11)
Balance, June 30	$24	$41	$65	$55	$39	$94

(1)  Includes disposals and impact of changes in foreign exchange rates.

Securities lending, repurchase and reverse repurchase transactions
The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at June 30, 2013, the Company had loaned securities (which are included in invested assets) with a market value of $1,948, (December 31, 2012 – $1,456). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments and undertakes repurchase transactions for short term funding purposes.  As at June 30, 2013, the Company had engaged in reverse repurchase transactions of $283 (December 31, 2012 – $577) which are recorded as short-term receivables.  There were outstanding repurchase agreements of $460 as at June 30, 2013 (December 31, 2012 – $641) which are recorded as payables.

Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash bond investing.  The Company will not write CDS protection in excess of its government bond holdings.  A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium.  CDS contracts typically have a five year term.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

 Manulife Financial Corporation – Second Quarter 2013

As at June 30, 2013	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$26	$1	3
AA	100	3	4
A	184	4	4
Total single name CDSs	$310	$8	4
Total CDS protection sold	$310	$8	4

As at December 31, 2012
Single name CDSs(1)
Corporate debt
AAA	$25	$1	4
AA	85	3	4
A	144	3	4
BBB	10	-	5
Total single name CDSs	$264	$7	4
Total CDS protection sold	$264	$7	4

 (1)           The rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the credit default swaps is weighted based on notional amounts.

The Company holds no purchased credit protection as at June 30, 2013 (December 31, 2012 – nil).

Derivatives
The Company’s point-in-time exposure to losses related to the credit risk of the counterparty of derivatives transactions is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in negative positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated A- or higher.  As at June 30, 2013, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 12 per cent (December 31, 2012 – 19 per cent). As at June 30, 2013, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,049 (December 31, 2012 – $2,922). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $28 (December 31, 2012 – nil).

Offsetting financial assets and financial liabilities
The Company does not offset financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties to manage credit risk exposure in accordance with Credit Support Annex agreements.  Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

 Manulife Financial Corporation – Second Quarter 2013

		Related amounts not set off in the Consolidated Statements of Financial Position
As at June 30, 2013	Amounts subject to an enforceable master netting arrangement or similar agreements	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts (3)	Net amount excluding financing trusts
Financial assets
Derivative assets	$10,761	$(6,174)	$(4,293)	$294	$293
Securities lending	1,948	-	(1,948)	-	-
Reverse repurchase agreements	283	-	(283)	-	-
Total financial assets	$12,992	$(6,174)	$(6,524)	$294	$293
Financial liabilities
Derivative liabilities	$(7,802)	$6,174	$1,427	$(201)	$(10)
Repurchase agreements	(460)	-	460	-	-
Total financial liabilities	$(8,262)	$6,174	$1,887	$(201)	$(10)

As at December 31, 2012
Financial assets
Derivative assets	$15,216	$(6,648)	$(8,545)	$23	$23
Securities lending	1,456	-	(1,456)	-	-
Reverse repurchase agreements 577		(168)	(409)	-	-
Total financial assets	$17,249	$(6,816)	$(10,410)	$23	$23
Financial liabilities
Derivative liabilities	$(7,885)	$6,648	$925	$(312)	$(12)
Repurchase agreements	(641)	168	473	-	-
Total financial liabilities	$(8,526)	$6,816	$1,398	$(312)	$(12)

 (1)           The Company does not offset financial instruments. Financial assets and liabilities in the table above include accrued interest of $412 and $290 respectively
        (December 31, 2012 – $509 and $385, respectively).

(2)
Financial and cash collateral excludes over-collateralization. As at June 30, 2013 the Company was over-collateralized on OTC derivative assets and derivative liabilities in the amounts of $136 and $353, respectively (December 31, 2012 – $704 and $312, respectively). As at June 30, 2013, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts.

(3)   The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivatives contracts entered into with these trusts.

Note 8 Fair Value Measurement

The Company categorizes its fair value measurements according to a three level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the Consolidated Financial Statements in the Company’s 2012 Annual Report.

The following table presents fair values of the Company’s assets and liabilities measured at fair value in the Consolidated Statements of Financial Position, categorized by level under the fair value hierarchy.

 Manulife Financial Corporation – Second Quarter 2013

As at June 30, 2013	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$618	$-	$618	$-
AFS	8,794	-	8,794	-
Other	4,230	4,230	-	-
Bonds
FVTPL
Canadian government and agency(1)	13,485	-	13,012	473
U.S. government and agency(1)	16,464	-	16,298	166
Other government and agency(1)	11,149	-	10,299	850
Corporate(1)	55,593	-	53,572	2,021
Residential mortgage/asset-backed securities	169	-	12	157
Commercial mortgage/asset-backed securities	1,166	-	971	195
Other securitized assets	1,406	-	1,298	108
AFS
Canadian government and agency(1)	2,658	-	2,395	263
U.S. government and agency(1)	8,257	-	8,254	3
Other government and agency(1)	2,124	-	2,043	81
Corporate(1)	4,475	-	4,286	189
Residential mortgage/asset-backed securities	310	-	276	34
Commercial mortgage/asset-backed securities	106	-	68	38
Other securitized assets	184	-	150	34
Equities
FVTPL	11,160	11,160	-	-
AFS	1,835	1,835	-	-
Real estate – investment property(2)	7,878	-	-	7,878
Other invested assets(3)	7,603	-	-	7,603
Derivative assets
Interest rate contracts	9,997	-	9,944	53
Foreign exchange contracts	226	-	225	1
Equity contracts	118	-	14	104
Credit default swaps	8	-	8	-
Segregated funds net assets(4)	221,952	203,212	16,508	2,232
Total assets carried at fair value	$391,965	$220,437	$149,045	$22,483
LIABILITIES
Derivative liabilities
Interest rate contracts	$6,897	$-	$6,859	$38
Foreign exchange contracts	614	-	591	23
Equity contracts	1	-	-	1
Investment contract liabilities	651	-	651	-
Total liabilities carried at fair value	$8,163	$-	$8,101	$62

(1)
The assets included in Level 3 are primarily private placement issuances that are not traded in active markets or that are subject to transfer restrictions. Fair value is determined based on discounted cash flow models using discount rates based on credit spreads, yields or price levels of publicly traded debt of the issuer or other comparable securities, considering illiquidity and structure. The significant unobservable input is the yield at or beyond the 30 year point and ranged from 0 to 61 basis points during the period.

(2)
For investment property, the significant unobservable inputs are capitalization rate (ranging from 4.5% to 8% during the period) and terminal capitalization rate (ranging from 5.1% to 9% during the period). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of investment property. Changes in fair value based on variations in unobservable input generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value include private equity and fixed income investments held primarily in power and infrastructure and timber sectors.  The significant inputs used in the valuation of the Company's power and infrastructure investments are future distributable cash flows, terminal values and discount rates.  Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 9% to 18%.  Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.25% to 7.5%. A range of prices for timber is not meaningful given the disparity in estimates by property.

(4)
Segregated funds net assets are recorded at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties valued by third party valuation service providers, as described above.

 Manulife Financial Corporation – Second Quarter 2013

For assets and liabilities not measured at fair value in the Consolidated Statements of Financial Position, the following table discloses summarized fair value information categorized by level in the preceding hierarchy, together with the related carrying values.

As at June 30, 2013	Carrying value	Total fair value	Level 1	Level 2	Level 3
ASSETS
Loans
Mortgages	$36,244	$37,943	$-	$37,943	$-
Private placements	20,890	22,112	20	18,770	3,322
Policy loans(1)	7,218	7,218	-	7,218	-
Bank loans(2)	2,028	2,035	-	2,035	-
Real estate – own use property(3)	808	1,457	-	-	1,457
Other invested assets(4)	5,083	5,159	-	-	5,159
Total assets disclosed at fair value	$72,271	$75,924	$20	$65,966	$9,938
LIABILITIES
Investment contract liabilities	$1,880	$1,969	$-	$1,969	$-
Long-term debt(5)	4,760	5,124	4,951	173	-
Liabilities for preferred shares and capital instruments(5)	4,130	4,386	2,233	2,153	-
Bank deposits(6)	18,838	18,887	-	18,887
Total liabilities disclosed at fair value	$29,608	$30,366	$7,184	$23,182	$-
 (1)           The fair value of policy loans is equal to their unpaid principal balances (Level 2).

(2)
The fair value of fixed-rate bank loans is determined by discounting expected future cash flows at market interest rates for instruments with similar remaining terms and credit risks (Level 2).  Fair value for variable-rate bank loans is assumed to be their carrying values since there are no fixed spreads (Level 2).

(3)
Fair value of own use real estate and the level of the fair value hierarchy is calculated in accordance with the methodologies described for Real estate – investment property in note 2 of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2013.

(4)	Other invested assets disclosed at fair value include $2,772 of leveraged leases which are shown at their carrying values as fair value is not calculated on these instruments.

(5)
The fair value of the long-term debt and liabilities for preferred shares and capital instruments is determined using quoted market prices where available (Level 1).  When quoted market prices are not available the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

(6)	The fair value of bank deposits is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions (Level 2).

Transfers of Level 1 and Level 2 assets and liabilities

The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value.  Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market.  During the six months ended June 30, 2013, the Company had no transfers from Level 1 to Level 2.  Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market.  The Company also had no transfers from Level 2 to Level 1 during six months ended June 30, 2013.

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The table below provides a fair value roll forward for the assets and liabilities measured at fair value for which significant unobservable inputs (Level 3) are used in the fair value measurement for the six months ended June 30, 2013.  The Company classifies the fair values of assets and liabilities as Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

 Manulife Financial Corporation – Second Quarter 2013

Roll forward of invested assets measured at fair value using significant unobservable inputs (Level 3)

The following table presents a roll forward for all invested assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2013:

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at April 1, 2013	Net income(1)	OCI(2)	Purchases	Issuances	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at June 30, 2013	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$397	$(35)	$-	$111	$-	$-	$-	$-	$-	$-	$473	$(35)
U.S. government & agency	180	(19)	-	-	-	-	-	-	-	5	166	(19)
Other government & agency	827	(8)	-	33	-	(26)	-	-	-	24	850	(9)
Corporate	2,154	(72)	-	159	-	(26)	(49)	1	(173)	27	2,021	(64)
Residential mortgage/asset- backed securities	186	9	-	-	-	(29)	(16)	-	-	7	157	8
Commercial mortgage/asset- backed securities	211	4	-	-	-	(11)	(17)	-	-	8	195	5
Other securitized assets	127	23	-	-	-	(28)	(20)	-	-	6	108	(2)
	$4,082	$(98)	$-	$303	$-	$(120)	$(102)	$1	$(173)	$77	$3,970	$(116)
AFS
Canadian government & agency	$414	$(2)	$(16)	$65	$-	$(198)	$-	$-	$-	$-	$263	$-
U.S. government & agency	3	-	-	-	-	-	-	-	-	-	3	-
Other government & agency	68	1	(1)	30	-	(18)	-	-	-	1	81	-
Corporate	196	1	(7)	24	-	(19)	(7)	-	-	1	189	-
Residential mortgage/asset- backed securities	43	3	3	-	-	(10)	(7)	-	-	2	34	-
Commercial mortgage/asset- backed securities	38	-	1	-	-	(2)	-	-	-	1	38	-
Other securitized assets	41	2	-	-	-	(8)	(2)	-	-	1	34	-
	$803	$5	$(20)	$119	$-	$(255)	$(16)	$-	$-	$6	$642	$-
Equities
FVTPL	$1	$(1)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
AFS	2	-	-	-	-	-	-	-	(2)	-	-	-
	$3	$(1)	$-	$-	$-	$-	$-	$-	$(2)	$-	$-	$-
Real estate - investment property	$7,866	$38	$-	$33	$-	$(207)	$-	$-	$-	$148	$7,878	$37
Other invested assets	7,183	89	(8)	198	-	(4)	(66)	-	(1)	212	7,603	98
	$15,049	$127	$(8)	$231	$-	$(211)	$(66)	$-	$(1)	$360	$15,481	$135
Net derivatives	$5	$(7)	$16	$77	$-	$(20)	$-	$-	$13	$12	$96	$56
Segregated funds net assets	2,244	(83)	-	14	-	(19)	-	-	1	75	2,232	61
	$22,186	$(57)	$(12)	$744	$-	$(625)	$(184)	$1	$(162)	$530	$22,421	$136

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment-related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The following table presents a roll forward for all invested assets measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2013:

 Manulife Financial Corporation – Second Quarter 2013

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at January 1, 2013	Net income(1)	OCI(2)	Purchases	Issuances	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at June 30, 2013	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$396	$(46)	$-	$123	$-	$-	$-	$-	$-	$-	$473	$(46)
U.S. government & agency	180	(23)	-	-	-	-	-	-	-	9	166	(23)
Other government & agency	800	(26)	-	89	-	(43)	(5)	-	-	35	850	(27)
Corporate	2,094	(80)	-	293	-	(44)	(59)	30	(237)	24	2,021	(72)
Residential mortgage/asset- backed securities	194	24	-	-	-	(41)	(31)	-	-	11	157	17
Commercial mortgage/asset- backed securities	203	11	-	-	-	(11)	(20)	-	-	12	195	18
Other securitized assets	135	28	-	-	-	(28)	(36)	-	-	9	108	(1)
	$4,002	$(112)	$-	$505	$-	$(167)	$(151)	$30	$(237)	$100	$3,970	$(134)
AFS
Canadian government & agency	$210	$(2)	$(21)	$275	$-	$(198)	$-	$-	$-	$(1)	$263	$-
U.S. government & agency	3	-	-	-	-	-	-	-	-	-	3	-
Other government & agency	69	1	(1)	31	-	(20)	-	-	-	1	81	-
Corporate	151	1	(9)	25	-	(19)	(7)	49	-	(2)	189	-
Residential mortgage/asset- backed securities	49	7	5	-	-	(16)	(14)	-	-	3	34	-
Commercial mortgage/asset- backed securities	40	(3)	4	-	-	(2)	(3)	-	-	2	38	-
Other securitized assets	41	2	1	-	-	(8)	(4)	-	-	2	34	-
	$563	$6	$(21)	$331	$-	$(263)	$(28)	$49	$-	$5	$642	$-
Equities
AFS	$-	$-	$-	$2	$-	$-	$-	$-	$(2)	$-	$-	$-
	$-	$-	$-	$2	$-	$-	$-	$-	$(2)	$-	$-	$-
Real estate - investment property	$7,724	$53	$-	$111	$-	$(231)	$-	$-	$-	$221	$7,878	$50
Other invested assets	6,830	148	(8)	443	-	(19)	(130)	5	(1)	335	7,603	153
	$14,554	$201	$(8)	$554	$-	$(250)	$(130)	$5	$(1)	$556	$15,481	$203
Net derivatives	$(6)	$6	$16	$91	$-	$(42)	$-	$-	$15	$16	$96	$60
Segregated funds net assets	2,212	(85)	-	29	-	(44)	-	(1)	1	120	2,232	66
	$21,325	$16	$(13)	$1,512	$-	$(766)	$(309)	$83	$(224)	$797	$22,421	$195
 (1)           These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the
        Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The Company may hedge positions with offsetting positions that are classified in a different level.

The transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond.

 Manulife Financial Corporation – Second Quarter 2013

Note 9 Long-Term Debt

As at	June 30, 2013	December 31, 2012
3.40% Senior notes (US$600)	$ 629	$ 595
4.90% Senior notes (US$500)	523	494
4.079% Medium term notes	898	898
4.896% Medium term notes	999	999
7.768% Medium term notes	598	598
5.161% Medium term notes	549	549
5.505% Medium term notes	399	399
4.67% Medium term notes(1)	-	350
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	150	150
Other notes payable	15	14
Total long-term debt	$ 4,760	$ 5,046

 (1)    On March 28, 2006, MFC issued $350 in 4.67% medium term notes which matured on March 28, 2013.

Issue costs are amortized over the term of the debt.

Note 10 Liabilities for Preferred Shares and Capital Instruments

As at	June 30, 2013	December 31, 2012
Preferred shares – Class A Shares, Series 1	$ 344	$ 344
Senior debenture notes payable to Manulife Financial Capital Trust II	1,000	1,000
Surplus notes – 7.375% U.S. dollar	496	470
Subordinated debentures – 4.21% fixed/floating Canadian dollar	548	548
Subordinated debentures – 4.165% fixed/floating Canadian dollar	498	497
Subordinated debentures – 2.819% fixed/floating Canadian dollar	199	-
Subordinated notes payable to MFLP	1,045	1,044
Total	$ 4,130	$ 3,903

On February 25, 2013, MLI issued $200 in subordinated fixed/floating debentures, which mature on February 26, 2023. The debentures are guaranteed by MFC on a subordinated basis. The debentures bear interest at a fixed rate of 2.819% per annum, payable semi-annually for five years and thereafter at the 90-day Bankers’ Acceptance rate plus 0.95%, payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 26, 2018, at par, together with accrued and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

 Manulife Financial Corporation – Second Quarter 2013

Note 11 Share Capital

Common shares
As at June 30, 2013, there were 36 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2012 – 34 million).

For the	six months ended	year ended
Number of common shares (in millions)	June 30, 2013	December 31, 2012
Balance, beginning of period	1,828	1,801
Issued under dividend reinvestment and share purchase plans	10	27
Balance, end of period	1,838	1,828

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		six months ended
	June 30,		June 30,
For the	2013	2012	2013	2012
Weighted average number of common shares (in millions)	1,834	1,808	1,831	1,805
Dilutive stock-based awards(1) (in millions)	3	-	3	2
Dilutive convertible instruments(2) (in millions)	23	-	24	117
Weighted average number of diluted common shares (3) (in millions)	1,860	1,808	1,858	1,924

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)
The holders of the convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date. Prior to the redemption of the Manulife Capital Securities series A and B on June 30, 2012, the holders had the right to redeem those instruments for MFC shares.

(3)
For the three months ended June 30, 2012, the dilutive effect calculation utilizes the basic weighted average number of common shares because the loss for the period results in all awards being anti-dilutive.

Preferred shares

As at	June 30, 2013	December 31, 2012
Class A Shares, Series 2	$344	$344
Class A Shares, Series 3	294	294
Class A Shares, Series 4	442	442
Class 1 Shares, Series 1	342	342
Class 1 Shares, Series 3	196	196
Class 1 Shares, Series 5	195	195
Class 1 Shares, Series 7	244	244
Class 1 Shares, Series 9	244	244
Class 1 Shares, Series 11	196	196
Class 1 Shares, Series 13	196	-
	$2,693	$2,497

On June 21, 2013, MFC issued 8 million Class 1 Shares Series 13 (“Class 1 Series 13 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $200.  The Class 1 Series 13 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 3.80% until September 19, 2018 after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 2.22%.  On September 19, 2018 and on September 19 every five years thereafter, the Class 1 Series 13 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 14 (“Class 1 Series 14 Preferred Shares”).  The Class 1 Series 14 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 2.22%.  Subject to regulatory approval, MFC may redeem the Class 1 Series 13 Preferred Shares, in whole or in part, at par, on September 19, 2018 and on September 19 every five years thereafter.

 Manulife Financial Corporation – Second Quarter 2013

Note 12 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended June 30,	2013	2012(1)	2013	2012(1)
Defined benefit current service cost	$8	$8	$1	$1
Defined benefit administrative expenses	-	1	-	-
Past service cost - plan amendments	-	-	3	-
Past service cost - curtailments	8	-	-	-
Service cost	$16	$9	$4	$1
Interest on net defined benefit (asset) liability	7	10	2	3
Defined benefit cost	$23	$19	$6	$4
Defined contribution cost	13	12	-	-
Net benefit cost	$36	$31	$6	$4

(1)	Restated due to accounting changes referred to in note 2 resulting in a decrease in net benefit cost of $24 for pension plans and an	increase of $3 for retiree welfare plans.

	Pension plans		Retiree welfare plans
For the six months ended June 30,	2013	2012(1)	2013	2012(1)
Defined benefit current service cost	$17	$16	$2	$2
Defined benefit administrative expenses	2	2	-	-
Past service cost - plan amendments	-	-	3	-
Past service cost - curtailments	8	-	-	-
Service cost	$27	$18	$5	$2
Interest on net defined benefit (asset) liability	15	19	4	6
Defined benefit cost	$42	$37	$9	$8
Defined contribution cost	29	28	-	-
Net benefit cost	$71	$65	$9	$8

 (1)           Restated due to accounting changes referred to in note 2 resulting in a decrease in net benefit cost of $48 for pension plans and an increase of $6 for retiree welfare plans.

Note 13 Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date.

The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees
Guarantees regarding Manulife Finance (Delaware), L.P.
MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and the $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned financing trust.  The Company does not consolidate these debentures; however, the Company does have obligations in the same total principal amounts to MFLP and a subsidiary of MFLP.

 Manulife Financial Corporation – Second Quarter 2013

Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  On November 18, 2011, MFC provided a subordinated guarantee of the $550 subordinated debentures issued by MLI the same day.  On February 17, 2012, MFC provided a subordinated guarantee of the $500 subordinated debentures issued by MLI the same day. On February 25, 2013, MFC provided a subordinated guarantee of the $200 subordinated debentures issued by MLI the same day.

The following table sets forth certain condensed consolidating financial information for MFC and MFLP.

For the three months ended June 30, 2013	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts
Total revenue	$67	$26	$(206)	$(771)	$538	$(346)
Net income (loss) attributed to shareholders	259	8	348	(103)	(253)	259

For the three months ended June 30, 2012
Total revenue	$85	$17	$10,895	$1,575	$(1,321)	$11,251
Net income (loss) attributed to shareholders	(281)	1	(239)	(73)	311	(281)

For the six months ended June 30, 2013
Total revenue	$120	$47	$5,845	$(777)	$559	$5,794
Net income (loss) attributed to shareholders	799	12	1,135	(339)	(808)	799

For the six months ended June 30, 2012
Total revenue	$164	$34	$14,658	$1,440	$(1,244)	$15,052
Net income (loss) attributed to shareholders	944	3	1,165	(263)	(905)	944

As at June 30, 2013
Invested assets	$55	$2	$228,353	$3,527	$(2)	$231,935
Total other assets	42,037	1,520	55,415	29,898	(84,556)	44,314
Segregated funds net assets	-	-	221,952	-	-	221,952
Insurance contract liabilities	-	-	197,533	12,387	(11,479)	198,441
Investment contract liabilities	-	-	2,531	-	-	2,531
Segregated funds net liabilities	-	-	221,952	-	-	221,952
Total other liabilities	16,022	1,359	52,172	20,586	(41,406)	48,733

As at December 31, 2012
Invested assets	$22	$2	$225,442	$3,657	$(1)	$229,122
Total other assets	30,473	1,613	58,504	9,889	(52,603)	47,876
Segregated funds net assets	-	-	207,985	-	-	207,985
Insurance contract liabilities	-	-	198,671	12,334	(11,417)	199,588
Investment contract liabilities	-	-	2,420	-	-	2,420
Segregated funds net liabilities	-	-	207,985	-	-	207,985
Total other liabilities	5,783	1,463	53,121	440	(10,976)	49,831

Guarantees regarding John Hancock Life Insurance Company (U.S.A.)
Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) are outlined in note 16.

 Manulife Financial Corporation – Second Quarter 2013

Note 14 Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenues from the Company’s divisions are derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
June 30, 2013	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,425	$808	$1,470	$21	$3,724
Annuities and pensions	288	126	221	-	635
Net premium income	$1,713	$934	$1,691	$21	$4,359
Net investment loss	(1,002)	(1,380)	(4,068)	(596)	(7,046)
Other revenue	345	914	1,002	80	2,341
Total revenue	$1,056	$468	$(1,375)	$(495)	$(346)
Contract benefits and expenses
Life and health insurance	$14	$(62)	$(1,822)	$96	$(1,774)
Annuities and pensions	106	(519)	(1,128)	-	(1,541)
Net benefits and claims	$120	$(581)	$(2,950)	$96	$(3,315)
Interest expense	19	130	11	148	308
Other expenses	513	774	983	186	2,456
Total contract benefits and expenses	$652	$323	$(1,956)	$430	$(551)
Income (loss) before income taxes	$404	$145	$581	$(925)	$205
Income tax recovery (expense)	(11)	1	(152)	265	103
Net income (loss)	$393	$146	$429	$(660)	$308
Less net income (loss) attributed to:
Non-controlling interests	10	-	-	(1)	9
Participating policyholders	(3)	43	-	-	40
Net income (loss) attributed to shareholders	$386	$103	$429	$(659)	$259

 Manulife Financial Corporation – Second Quarter 2013

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
June 30, 2012	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,512	$799	$1,382	$26	$3,719
Annuities and pensions	337	109	294	-	740
Net premium income prior to FDA coinsurance	$1,849	$908	$1,676	$26	$4,459
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(5,428)	-	(5,428)
Net investment income	620	2,010	7,073	465	10,168
Other revenue	229	893	910	20	2,052
Total revenue	$2,698	$3,811	$4,231	$511	$11,251
Contract benefits and expenses
Life and health insurance	$1,417	$1,616	$5,153	$899	$9,085
Annuities and pensions	1,014	1,017	(2,107)	-	(76)
Net benefits and claims	$2,431	$2,633	$3,046	$899	$9,009
Interest expense	18	112	12	163	305
Other expenses	572	773	922	155	2,422
Total contract benefits and expenses	$3,021	$3,518	$3,980	$1,217	$11,736
Income (loss) before income taxes	$(323)	$293	$251	$(706)	$(485)
Income tax recovery (expense)	(24)	(60)	(72)	342	186
Net income (loss)	$(347)	$233	$179	$(364)	$(299)
Less net income (loss) attributed to:
Non-controlling interests	9	-	-	4	13
Participating policyholders	(41)	10	-	-	(31)
Net income (loss) attributed to shareholders	$(315)	$223	$179	$(368)	$(281)

By segment
As at and for the six months ended	Asia	Canadian	U.S.	Corporate
June 30, 2013	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,902	$1,582	$3,067	$44	$7,595
Annuities and pensions	585	278	500	-	1,363
Net premium income	$3,487	$1,860	$3,567	$44	$8,958
Net investment income (loss)	74	(1,021)	(5,017)	(1,531)	(7,495)
Other revenue	712	1,521	1,948	150	4,331
Total revenue	$4,273	$2,360	$498	$(1,337)	$5,794
Contract benefits and expenses
Life and health insurance	$1,936	$1,184	$(1,269)	$198	$2,049
Annuities and pensions	(109)	(624)	(1,785)	-	(2,518)
Net benefits and claims	$1,827	$560	$(3,054)	$198	$(469)
Interest expense	37	241	26	299	603
Other expenses	1,014	1,551	1,965	355	4,885
Total contract benefits and expenses	$2,878	$2,352	$(1,063)	$852	$5,019
Income (loss) before income taxes	$1,395	$8	$1,561	$(2,189)	$775
Income tax recovery (expense)	(59)	78	(406)	475	88
Net income (loss)	$1,336	$86	$1,155	$(1,714)	$863
Less net income (loss) attributed to:
Non-controlling interests	19	-	-	(3)	16
Participating policyholders	3	45	-	-	48
Net income (loss) attributed to shareholders	$1,314	$41	$1,155	$(1,711)	$799
Total assets	$62,056	$130,589	$282,666	$22,890	$498,201

 Manulife Financial Corporation – Second Quarter 2013

By segment
As at and for the six months ended	Asia	Canadian	U.S.	Corporate
June 30, 2012	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,938	$1,479	$2,724	$51	$7,192
Annuities and pensions	817	297	657	-	1,771
Net premium income prior to FDA coinsurance	$3,755	$1,776	$3,381	$51	$8,963
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(5,428)	-	(5,428)
Net investment income (loss)	1,186	2,046	4,780	(330)	7,682
Other revenue	468	1,444	1,812	111	3,835
Total revenue	$5,409	$5,266	$4,545	$(168)	$15,052
Contract benefits and expenses
Life and health insurance	$2,853	$2,335	$5,193	$865	$11,246
Annuities and pensions	636	621	(3,604)	-	(2,347)
Net benefits and claims	$3,489	$2,956	$1,589	$865	$8,899
Interest expense	35	192	22	336	585
Other expenses	1,077	1,530	1,846	284	4,737
Total contract benefits and expenses	$4,601	$4,678	$3,457	$1,485	$14,221
Income (loss) before income taxes	$808	$588	$1,088	$(1,653)	$831
Income tax recovery (expense)	(23)	(34)	(333)	508	118
Net income (loss)	$785	$554	$755	$(1,145)	$949
Less net income (loss) attributed to:
Non-controlling interests	19	-	-	2	21
Participating policyholders	(30)	14	-	-	(16)
Net income (loss) attributed to shareholders	$796	$540	$755	$(1,147)	$944
Total assets	$62,718	$125,322	$269,993	$20,373	$478,406

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
June 30, 2013	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$1,439	$686	$1,470	$129	$3,724
Annuities and pensions	288	126	221	-	635
Net premium income	$1,727	$812	$1,691	$129	$4,359
Net investment loss	(1,352)	(1,323)	(4,367)	(4)	(7,046)
Other revenue	345	910	1,059	27	2,341
Total revenue	$720	$399	$(1,617)	$152	$(346)

June 30, 2012
Revenue
Premium income
Life and health insurance	$1,526	$680	$1,384	$129	$3,719
Annuities and pensions	337	109	294	-	740
Net premium income prior to FDA coinsurance	$1,863	$789	$1,678	$129	$4,459
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(5,428)	-	(5,428)
Net investment income	941	1,949	7,233	45	10,168
Other revenue	253	831	957	11	2,052
Total revenue	$3,057	$3,569	$4,440	$185	$11,251

 Manulife Financial Corporation – Second Quarter 2013

By geographic location
For the six months ended
June 30, 2013	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$2,931	$1,338	$3,068	$258	$7,595
Annuities and pensions	585	278	500	-	1,363
Net premium income	$3,516	$1,616	$3,568	$258	$8,958
Net investment income (loss)	(925)	(934)	(5,642)	6	(7,495)
Other revenue	708	1,523	2,071	29	4,331
Total revenue	$3,299	$2,205	$(3)	$293	$5,794

June 30, 2012
Revenue
Premium income
Life and health insurance	$2,965	$1,249	$2,728	$250	$7,192
Annuities and pensions	817	297	657	-	1,771
Net premium income prior to FDA coinsurance	$3,782	$1,546	$3,385	$250	$8,963
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(5,428)	-	(5,428)
Net investment income	998	2,014	4,627	43	7,682
Other revenue	500	1,436	1,881	18	3,835
Total revenue	$5,280	$4,996	$4,465	$311	$15,052

 Manulife Financial Corporation – Second Quarter 2013

Note 15 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”). The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at	June 30, 2013	December 31, 2012
Investments, at market value
Cash and short-term securities	$1,651	$2,099
Bonds	2,816	2,718
Equities	10,515	9,798
Mutual funds	204,775	191,159
Other investments	2,505	2,519
Accrued investment income	69	77
Other liabilities, net	(212)	(219)
Total segregated funds net assets	$222,119	$208,151
Composition of segregated funds net assets
Held by policyholders	$221,952	$207,985
Held by the Company (seed money reported in other invested assets)	167	166
Total segregated funds net assets	$222,119	$208,151

Changes in segregated funds net assets

	three months ended June 30		six months ended June 30
For the	2013	2012	2013	2012
Net policyholder cash flow
Deposits from policyholders	$5,333	$5,623	$11,617	$11,917
Net transfers to general fund	(176)	(229)	(261)	(387)
Payments to policyholders	(7,032)	(5,801)	(13,762)	(11,862)
	$(1,875)	$(407)	$(2,406)	$(332)
Investment related
Interest and dividends	$429	$452	$763	$789
Net realized and unrealized investment gains (losses)	(285)	(5,360)	10,186	8,923
	$144	$(4,908)	$10,949	$9,712
Other
Management and administration fees	$(889)	$(843)	$(1,877)	$(1,799)
Impact of changes in foreign exchange rates	5,124	3,768	7,302	(76)
	$4,235	$2,925	$5,425	$(1,875)
Net additions (deductions)	$2,504	$(2,390)	$13,968	$7,505
Segregated funds net assets, beginning of period	219,615	205,953	208,151	196,058
Segregated funds net assets, end of period	$222,119	$203,563	$222,119	$203,563

Information regarding the determination of the fair values of assets held by the segregated funds is included in note 8.

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. Investment returns on these products belong to the policyholders; accordingly, the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products.

The liabilities related to the guarantees associated with these products are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. For information regarding the risks associated with variable annuity and segregated fund guarantees see note 7.

 Manulife Financial Corporation – Second Quarter 2013

N Note 16 Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these interim consolidated financial statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 of the Company’s 2012 Annual Consolidated Financial Statements.

Condensed Consolidating Statement of Financial Position

	MFC	JHUSA	Other	Consolidation	Consolidated
As at June 30, 2013	(Guarantor)	(Issuer)	Subsidiaries	Adjustments	MFC
Assets
Invested assets	$55	$89,853	$142,085	$(58)	$231,935
Investments in unconsolidated subsidiaries	31,554	4,320	22,727	(58,601)	-
Reinsurance assets	-	28,425	6,762	(16,385)	18,802
Other assets	10,483	18,945	35,730	(39,646)	25,512
Segregated funds net assets	-	138,910	85,204	(2,162)	221,952
Total assets	$42,092	$280,453	$292,508	$(116,852)	$498,201
Liabilities and equity
Insurance contract liabilities	$-	$106,380	$109,099	$(17,038)	$198,441
Investment contract liabilities and deposits	-	1,499	1,039	(7)	2,531
Other liabilities	11,083	19,872	47,599	(38,711)	39,843
Long-term debt	4,595	-	15	150	4,760
Liabilities for preferred shares and capital instruments	344	1,065	13,290	(10,569)	4,130
Segregated funds net liabilities	-	138,910	85,204	(2,162)	221,952
Shareholders' equity	26,070	12,727	35,790	(48,517)	26,070
Participating policyholders' equity	-	-	194	-	194
Non-controlling interests	-	-	278	2	280
Total liabilities and equity	$42,092	$280,453	$292,508	$(116,852)	$498,201
Condensed Consolidating Statement of Financial Position

	MFC	JHUSA	Other	Consolidation	Consolidated
As at December 31, 2012	(Guarantor)	(Issuer)	Subsidiaries	Adjustments	MFC
Assets
Invested assets	$22	$87,557	$141,612	$(69)	$229,122
Investments in unconsolidated subsidiaries	30,069	3,991	11,419	(45,479)	-
Reinsurance assets	-	29,320	6,785	(17,424)	18,681
Other assets	404	21,270	25,866	(18,345)	29,195
Segregated funds net assets	-	127,717	82,339	(2,071)	207,985
Total assets	$30,495	$269,855	$268,021	$(83,388)	$484,983
Liabilities and equity
Insurance contract liabilities	$-	$107,585	$110,057	$(18,054)	$199,588
Investment contract liabilities and deposits	-	1,417	1,009	(6)	2,420
Other liabilities	557	20,709	36,777	(17,161)	40,882
Long-term debt	4,882	-	14	150	5,046
Liabilities for preferred shares and capital instruments	344	1,008	3,366	(815)	3,903
Segregated funds net liabilities	-	127,717	82,339	(2,071)	207,985
Shareholders' equity	24,712	11,419	33,934	(45,353)	24,712
Participating policyholders' equity	-	-	146	-	146
Non-controlling interests	-	-	379	(78)	301
Total liabilities and equity	$30,495	$269,855	$268,021	$(83,388)	$484,983

 Manulife Financial Corporation – Second Quarter 2013

Condensed Consolidating Statement of Income

For the three months ended	MFC	JHUSA	Other	Consolidation	Consolidated
June 30, 2013	(Guarantor)	(Issuer)	Subsidiaries	Adjustments	MFC
Revenue
Net premium income	$-	$1,196	$3,030	$133	$4,359
Net investment income (loss)	70	(3,400)	(3,389)	(327)	(7,046)
Net other revenue	(3)	274	821	1,249	2,341
Total revenue	$67	$(1,930)	$462	$1,055	$(346)
Policy benefits and expenses
Net benefits and claims	$-	$(2,781)	$(2,243)	$1,709	$(3,315)
Commissions, investment and general expenses	3	688	1,988	(315)	2,364
Goodwill impairment	-	-	-	-	-
Other expenses	68	90	581	(339)	400
Total policy benefits and expenses	$71	$(2,003)	$326	$1,055	$(551)
(Loss) income before income taxes	$(4)	$73	$136	$-	$205
Income tax recovery	-	15	88	-	103
(Loss) income after income taxes	$(4)	$88	$224	$-	$308
Equity in net income (loss) of unconsolidated subsidiaries	263	57	145	(465)	-
Net income (loss)	$259	$145	$369	$(465)	$308
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$9	$-	$9
Participating policyholders	-	8	40	(8)	40
Shareholders	259	137	320	(457)	259
	$259	$145	$369	$(465)	$308

Condensed Consolidating Statement of Income

For the three months ended	MFC	JHUSA	Other	Consolidation	Consolidated
June 30, 2012	(Guarantor)	(Issuer)	Subsidiaries	Adjustments	MFC
Revenue
Net premium income	$-	$(4,171)	$3,202	$-	$(969)
Net investment income (loss)	86	6,149	4,276	(343)	10,168
Net other revenue	(1)	424	4,295	(2,666)	2,052
Total revenue	$85	$2,402	$11,773	$(3,009)	$11,251
Policy benefits and expenses
Net benefits and claims	$-	$1,451	$9,894	$(2,336)	$9,009
Commissions, investment and general expenses	3	670	2,025	(355)	2,343
Other expenses	78	89	535	(318)	384
Total policy benefits and expenses	$81	$2,210	$12,454	$(3,009)	$11,736
Income (loss) before income taxes	$4	$192	$(681)	$-	$(485)
Income tax recovery (expense)	1	(3)	188	-	186
Income (loss) after income taxes	$5	$189	$(493)	$-	$(299)
Equity in net (loss) income of unconsolidated subsidiaries	(286)	(39)	150	175	-
Net (loss) income	$(281)	$150	$(343)	$175	$(299)
Net (loss) income attributed to:
Non-controlling interests	$-	$-	$12	$1	$13
Participating policyholders	-	(14)	(31)	14	(31)
Shareholders	(281)	164	(324)	160	(281)
	$(281)	$150	$(343)	$175	$(299)

 Manulife Financial Corporation – Second Quarter 2013

Condensed Consolidating Statement of Income

For the six months ended	MFC	JHUSA	Other	Consolidation	Consolidated
June 30, 2013	(Guarantor)	(Issuer)	Subsidiaries	Adjustments	MFC
Revenue
Net premium income	$-	$2,495	$6,330	$133	$8,958
Net investment income (loss)	125	(4,506)	(2,498)	(616)	(7,495)
Net other revenue	(5)	683	1,758	1,895	4,331
Total revenue	$120	$(1,328)	$5,590	$1,412	$5,794
Policy benefits and expenses
Net benefits and claims	$-	$(3,448)	$322	$2,657	$(469)
Commissions, investment and general expenses	16	1,368	3,957	(620)	4,721
Other expenses	141	179	1,072	(625)	767
Total policy benefits and expenses	$157	$(1,901)	$5,351	$1,412	$5,019
(Loss) income before income taxes	$(37)	$573	$239	$-	$775
Income tax recovery (expense)	9	(68)	147	-	88
(Loss) income after income taxes	$(28)	$505	$386	$-	$863
Equity in net income (loss) of unconsolidated subsidiaries	827	163	668	(1,658)	-
Net income (loss)	$799	$668	$1,054	$(1,658)	$863
Net income (loss) attributed to:
Non-controlling interests in subsidiaries	$-	$-	$17	$(1)	$16
Participating policyholders	-	4	46	(2)	48
Shareholders	799	664	991	(1,655)	799
	$799	$668	$1,054	$(1,658)	$863

Condensed Consolidating Statement of Income

For the six months ended	MFC	JHUSA	Other	Consolidation	Consolidated
June 30, 2012	(Guarantor)	(Issuer)	Subsidiaries	Adjustments	MFC
Revenue
Net premium income	$-	$(2,872)	$6,407	$-	$3,535
Net investment income (loss)	163	3,916	4,267	(664)	7,682
Net other revenue	1	874	4,420	(1,460)	3,835
Total revenue	$164	$1,918	$15,094	$(2,124)	$15,052
Policy benefits and expenses
Net benefits and claims	$-	$9	$9,691	$(801)	$8,899
Commissions, investment and general expenses	12	1,346	3,925	(696)	4,587
Other expenses	154	180	1,028	(627)	735
Total policy benefits and expenses	$166	$1,535	$14,644	$(2,124)	$14,221
(Loss) income before income taxes	$(2)	$383	$450	$-	$831
Income tax recovery (expense)	2	(34)	150	-	118
Income after income taxes	$-	$349	$600	$-	$949
Equity in net income (loss) of unconsolidated subsidiaries	944	12	361	(1,317)	-
Net income (loss)	$944	$361	$961	$(1,317)	$949
Net income (loss) attributed to:
Non-controlling interests in subsidiaries	$-	$-	$23	$(2)	$21
Participating policyholders	-	(21)	(18)	23	(16)
Shareholders	944	382	956	(1,338)	944
	$944	$361	$961	$(1,317)	$949

 Manulife Financial Corporation – Second Quarter 2013

Consolidating Statement of Cash Flows

	MFC	JHUSA	Other	Consolidation	Consolidated
For the six months ended June 30, 2013	(Guarantor)	(Issuer)	Subsidiaries	Adjustments	MFC

Operating activities
Net income (loss)	$799	$668	$1,054	$(1,658)	$863
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(827)	(163)	(668)	1,658	-
Decrease in insurance contract liabilities	-	(6,544)	(1,097)	-	(7,641)
Increase in investment contract liabilities	-	27	42	-	69
Decrease (increase) in reinsurance assets, net of premium ceded relating to FDA coinsurance (note 5)	-	2,286	(1,668)	-	618
Amortization of premium/discount on invested assets	-	1	13	-	14
Other amortization	-	45	160	-	205
Net realized and unrealized losses including impairments	4	6,607	5,819	-	12,430
Deferred income tax (recovery) expense	(9)	189	(536)	-	(356)
Stock option expense	-	2	8	-	10
Net (loss) income adjusted for non-cash items	$(33)	$3,118	$3,127	$-	$6,212
Changes in policy related and operating receivables and payables	(115)	(2,223)	1,954	-	(384)
Cash (used in) provided by operating activities	$(148)	$895	$5,081	$-	$5,828

Investing activities
Purchases and mortgage advances	$-	$(7,948)	$(23,461)	$-	$(31,409)
Disposals and repayments	-	7,548	18,792	-	26,340
Changes in investment broker net receivables and payables	-	8	(124)	-	(116)
Net cash decrease from purchase of subsidiary	-	-	(73)	-	(73)
Redemption of preferred shares of subsidiaries	80	-	-	(80)	-
Capital contribution to unconsolidated subsidiaries	-	(92)	-	92	-
Return of capital from unconsolidated subsidiaries	-	199	-	(199)	-
Notes receivable from parent	-	-	(10,800)	10,800	-
Notes receivable from subsidiaries	(10,163)	3	-	10,160	-
Cash (used in) provided by investing activities	$(10,083)	$(282)	$(15,666)	$20,773	$(5,258)

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$-	$(459)	$317	$-	$(142)
Repayment of long-term debt	(350)	-	-	-	(350)
Issue of capital instruments, net	-	-	199	-	199
Net redemption of investment contract liabilities	-	(25)	(55)	-	(80)
Funds repaid, net	-	(1)	(117)	-	(118)
Changes in bank deposits, net	-	-	(35)	-	(35)
Shareholder dividends paid in cash	(385)	-	-	-	(385)
Distributions to non-controlling interests, net	-	-	(37)	-	(37)
Common shares issued, net	2	-	-	-	2
Preferred shares issued, net	196	-	(80)	80	196
Capital contributions by parent	-	-	92	(92)	-
Return of capital to parent	-	-	(199)	199	-
Notes payable to parent	-	-	10,160	(10,160)	-
Notes payable to subsidiaries	10,800	-	-	(10,800)	-
Cash provided by (used in) financing activities	$10,263	$(485)	$10,245	$(20,773)	$(750)

Cash and short-term securities
Increase (decrease) during the period	$32	$128	$(340)	$-	$(180)
Effect of foreign exchange rate changes on cash and short-term securities	1	211	177	-	389
Balance, beginning of period	22	3,747	9,078	-	12,847
Balance, end of period	$55	$4,086	$8,915	$-	$13,056

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$22	$4,122	$9,336	$-	$13,480
Net payments in transit, included in other liabilities	-	(375)	(258)	-	(633)
Net cash and short-term securities, beginning of period	$22	$3,747	$9,078	$-	$12,847

End of period
Gross cash and short-term securities	$55	$4,397	$9,190	$-	$13,642
Net payments in transit, included in other liabilities	-	(311)	(275)	-	(586)
Net cash and short-term securities, end of period	$55	$4,086	$8,915	$-	$13,056

Supplemental disclosures on cash flow information:
Interest received	$-	$1,924	$2,266	$(9)	$4,181
Interest paid	$148	$2	$564	$(248)	$466
Income taxes paid	$-	$31	$250	$-	$281

 Manulife Financial Corporation – Second Quarter 2013

Consolidating Statement of Cash Flows

	MFC	JHUSA	Other	Consolidation	Consolidated
For the six months ended June 30, 2012	(Guarantor)	(Issuer)	Subsidiaries	Adjustments	MFC

Operating activities
Net income (loss)	$944	$361	$961	$(1,317)	$949
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(944)	(12)	(361)	1,317	-
Increase in insurance contract liabilities	-	3,880	4,481	-	8,361
Increase in investment contract liabilities	-	22	24	-	46
(Increase) decrease in reinsurance assets, net of premium ceded relating to FDA coinsurance (note 5)	-	(954)	723	-	(231)
Amortization of premium/discount on invested assets	-	14	7	-	21
Other amortization	-	40	147	-	187
Net realized and unrealized losses (gains) including impairments	6	(1,603)	(1,380)	-	(2,977)
Deferred income tax recovery	(2)	(26)	(206)	-	(234)
Stock option expense	-	3	9	-	12
Net income adjusted for non-cash items	$4	$1,725	$4,405	$-	$6,134
Changes in policy related and operating receivables and payables	(133)	(1,734)	1,108	-	(759)
Cash (used in) provided by operating activities	$(129)	$(9)	$5,513	$-	$5,375
Investing activities
Purchases and mortgage advances	$-	$(8,596)	$(29,278)	$-	$(37,874)
Disposals and repayments	-	9,627	23,045	-	32,672
Changes in investment broker net receivables and payables	-	(77)	(71)	-	(148)
Investment in common shares of subsidiaries	(490)	-	-	490	-
Capital contribution to unconsolidated subsidiaries	-	(29)	-	29	-
Return of capital from unconsolidated subsidiaries	-	5	-	(5)	-
Notes receivable from affiliates	(8,000)	-	(156)	8,156	-
Notes receivable from parent	-	-	(8,759)	8,759	-
Notes receivable from subsidiaries	(226)	4	-	222	-
Cash (used in) provided by investing activities	$(8,716)	$934	$(15,219)	$17,651	$(5,350)

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$-	$(525)	$14	$-	$(511)
Issue of capital instruments, net	-	-	497	-	497
Repayment of capital instruments	-	-	(1,000)	-	(1,000)
Net redemption of investment contract liabilities	-	(30)	(32)	-	(62)
Funds repaid, net	-	(1)	(2)	-	(3)
Secured borrowings from securitization transactions	-	-	250	-	250
Changes in bank deposits, net	-	-	822	-	822
Shareholder dividends paid in cash	(361)	-	-	-	(361)
Contributions from non-controlling interests, net	-	-	20	-	20
Common shares issued, net	-	-	490	(490)	-
Preferred shares issued, net	488	-	-	-	488
Capital contributions by parent	-	-	29	(29)	-
Return of capital to parent	-	-	(5)	5	-
Notes payable to affiliates	-	156	8,000	(8,156)	-
Notes payable to parent	-	-	222	(222)	-
Notes payable to subsidiaries	8,759	-	-	(8,759)	-
Cash provided by (used in) financing activities	$8,886	$(400)	$9,305	$(17,651)	$140

Cash and short-term securities
Increase (decrease) during the period	$41	$525	$(401)	$-	$165
Effect of foreign exchange rate changes on cash and short-term securities	-	6	(4)	-	2
Balance, beginning of period	58	3,038	9,170	-	12,266
Balance, end of period	$99	$3,569	$8,765	$-	$12,433

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$58	$3,363	$9,378	$-	$12,799
Net payments in transit, included in other liabilities	-	(325)	(208)	-	(533)
Net cash and short-term securities, beginning of period	$58	$3,038	$9,170	$-	$12,266

End of period
Gross cash and short-term securities	$99	$3,910	$8,981	$-	$12,990
Net payments in transit, included in other liabilities	-	(341)	(216)	-	(557)
Net cash and short-term securities, end of period	$99	$3,569	$8,765	$-	$12,433

Supplemental disclosures on cash flow information:
Interest received	$-	$2,056	$2,236	$-	$4,292
Interest paid	$157	$70	$609	$(310)	$526
Income taxes paid	$-	$-	$252	$-	$252

 Manulife Financial Corporation – Second Quarter 2013

N Note 17 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – Second Quarter 2013

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers
and other investors requiring financial
information may contact our Investor
Relations Department or access our
Web site at www.manulife.com
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-682-3860
Toll Free: 1 800 783-9495
Fax: 1 877 713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com
CIBC Mellon offices are also located in
Montreal, Halifax, Vancouver and Calgary.

United States
Computershare Shareowner Services LLC
480 Washington Blvd.
Jersey City, NJ 07310 USA
or
P.O. Box 358015
Pittsburgh, PA 15252-8015 U.S.A.
Telephone: 1 800 249-7702
E-mail: shrrelations@bnymellon.com
Online: www.bnymellon.com/shareowner/
equityaccess

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555

Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2013, Manulife Financial had total capital of Cdn$30.8 billion, including Cdn$26.1 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4h of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 21 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at June 30, 2013, there were 1,838 million common shares outstanding.

April 1 – June 30, 2013	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$17.03	$16.46	$126.50	P 620
Low	$13.79	$13.43	$104.8	P 518
Close	$16.83	$16.02	$124.9	P 590
Average Daily Volume (000)	4,209	1,981	156	0.44

 Manulife Financial Corporation – Second Quarter 2013

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Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•  Annual Report and Proxy Circular
•  Notice of Annual Meeting
•  Shareholder Reports
•  Public Accountability Statement
•  Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our website at www.manulife.com

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 Manulife Financial Corporation – Second Quarter 2013